UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
    - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ]
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of Issuer:

Ouragin, Inc.

Legal Status of Issuer:

Form:

Benefit Corporation

Jurisdiction of Incorporation/Organization:

CALIFORNIA

Date of Organization:

07-27-2020

Physical Address of Issuer:

10938 Schmidt Road, Ste E, El Monte, CA 91733

Website of Issuer:

www.ouragins.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Class A Common Stock

Target number of securities to be offered:

4,167

Price (or method for determining price):

$2.40 per Share

Target offering amount:

$10,000.80

Minimum Investment Amount:

$240.00

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the issuer or intermediary.

Maximum offering amount (if different from target offering amount):

$1,200,000

Maximum number of securities to be offered:

500,000

Deadline to reach the target offering amount:

March 31, 2023

Disbursement from Escrow After Reaching the Target Offering Amount: Thirty (30) days or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 8

	Prior fiscal year-end (2020)	Most recent fiscal year-end (2021)
Total Assets	$202,928.88	$225,110.00
Cash & Cash Equivalents	$151,520.38	$4,096.00
Accounts Receivable	$0	$0
Short-term Debt	$2,928.88	$742.00
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$800.00
Net Income	$0	($632.00)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ouragin, Inc.
(Issuer)

By

_____
(Signature)
NAKULESVERAN KULASINGAM
Secretary

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)
NAKULESVERAN KULASINGAM
Secretary   8/22/22

_____
(Date)

TABLE OF CONTENTS

August 22, 2022

Ouragin, Inc.

FORM C
Up to $1,200,000 Shares of Class A Common Stock
$2.40 per Share



Ouragin, Inc. ("Ouragins", the "Company," "we," "us," or "our"), is offering a minimum amount of $10,000.80 (the "Target Offering Amount") and up to a maximum amount of $1,200,000 (the "Maximum Offering Amount") of Common Stock, 500,000 Shares at $2.40 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by November 11, 2022 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust, N.A. (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **Ouragin, Inc.**

ELIGIBILITY

2. **Ouragin, Inc.** certifies that all of the following statements are true:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: investouragins.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name: SHAUN VERAN   Dates of Board Service: July 27, 2020
Principal Occupation: Chief Executive Officer
Employer: Ouragin, Inc   Dates of Service: September 17, 2021
Employer's principal business: 10938 Schmidt Road, Suite E, El Monte, CA 91733

List all positions and offices with the Issuer held and the period of time in which the director served in the position or office:
Position: Director   Dates of Service: July 27, 2020

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: OURA, Inc.
Employer's principal business: Direct to Consumer Wellness and Lifestyle Brand
Title: Chief Operating Officer   Dates of Service: September 7, 2017-present
Responsibilities: Operations, Administration and Marketing

Employer: Zymo Research Corporation
Employer's principal business: Biotechnology products
Title: Product Manager   Dates of Service: 2/2015-12/2020
Responsibilities: Product Development and Management

Name: ELAINE PO LING YUE   Dates of Board Service: July 27, 2020
Principal Occupation: Product Development
Employer: Ouragin, Inc   Dates of Service: July 27, 2020
Employer's principal business: 10938 Schmidt Road, Suite E, El Monte, CA 91733

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: De Group
Employer's principal business: Apparel sewing and finishing
Title: Chief Operating Office   Dates of Service: January 24, 2007-June 1, 2020
Responsibilities: Operations and Administration

Name: NAKULESVERAN KULASINGAM   Dates of Board Service: July 27, 2020
Principal Occupation: Chief Strategy Officer
Employer: Ouragin, Inc   Dates of Service: September 17, 2021
Employer's principal business: 10938 Schmidt Road, Suite E, El Monte, CA 91733

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: OURA, Inc.
Employer's principal business: Direct to Consumer Wellness and Lifestyle Brand
Title: Chief Strategy Officer   Dates of Service: September 7, 2017-present
Responsibilities: Business Development and Strategy

OFFICERS OF THE COMPANY

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name: SHAUN VERAN   Dates of Service: September 19, 2021
Title: President
Responsibilities: Operations, Management and Strategy

Name: ELAINE PO LING YUE
Title: Treasurer   Dates of Service: September 19, 2021
Responsibilities: Finance and Production

Name: NAKULESVERAN KULASINGAM
Title: Secretary   Dates of Service: September 19, 2021
Responsibilities: Business Development and Strategy

List any prior positions and offices with the Issuer
Position: President and Secretary   Dates of Service: July 27, 2020
Responsibilities:

BIOGRAPHIES OF DIRECTORS AND OFFICERS



SHAUN VERAN

Chief Executive Officer and President: Shaun straddles two worlds: the scientific and the entrepreneurial. With a degree in Microbiology from UCLA and 10+ years in biotechnology and life sciences, he helms product development and testing for the brand. He brings a wealth of experience running direct-to-consumer e-commerce brands as the co-founder of OURA.

ELAINE PO LING YUE



Production Director and Treasurer: Elaine has more than 20 years in the fashion industry working in product development, production, sourcing, quality control, and more. She has worked with brands of all sizes to turn ideas into a reality including Disney, Boys Lie, Alice & Olivia, Planet Blue, Nordstroms, and By Karen Marley.



NAKULESVERAN KULASINGAM

Chief Strategy Officer and Secretary: Nakulesveran has accumulated in excess of 30 years of experience in technology, Web and service industries developing marketing and sales strategies. He has a comprehensive understanding of online community portals, the entertainment and service industries and its corresponding technologies.

MICHAEL WON



Chief Marketing Officer: Michael is a seasoned marketing executive and entrepreneur who spent that past decade helping companies successfully navigate the startup stage and propel into the growth and maturity stages. Energized by new ideas, he is known to have a knack for envisioning "what could be" and has spent the past two decades building high performance teams that focus on growth via new customer acquisition.



SELVA KULASINGAM

Chief Technology Officer: Selva is creative, results-driven, technology champion with 20 years of IT and management experience, including two of the big "four" consulting firm experience. Proven change agent and problem solver with a passion for information technology; skilled in grasping the big picture, conceptualizing, developing and implementing solutions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

When medical scrubs became commonplace in hospitals during the mid-20th century, they were made with white fabric to illustrate cleanliness. In fact, scrubs earned its name from the "scrubbing" process surgical staff performed prior to entering surgery. Scrubs were meant to be synonymous with "clean."

Today's scrubs companies have failed to live up to its namesake. Medical scrubs have evolved from a fashion perspective while being slow to improve the core purpose of scrubs… clean, antibacterial protection. Third-party lab tests have confirmed that Ouragins ThreadFusion antimicrobial fabric far outperforms the efficacy of the industry leading competitor with a greater than 4x kill rate.

The target market now demands the following:
- Protection: antimicrobial fabrics that keep medical professionals safe and clean.
- Style: designs that match the fit and looks of current fashion trends.
- Comfort: soft, durable, stretch fabrics for all day comfort.
- Responsibility: a Company that gives back to its customers and the environment.

No legacy Company has previously been able to meet all four demands in the scrub market and Ouragin, Inc. ("Ouragins", the "Company") is taking tech fabric innovation into the healthcare space. Imagine a medical scrubs Company that has the style & design element of Figs, the antimicrobial protection of Medelita, a loyalist community like REI while built upon an Ownership Economy like Bitcoin. This is Ouragins.

- Permanently Antimicrobial. Most antimicrobial fabrics on the market use a spray on treatment that washes off and quickly loses its efficacy. Ouragins uses a proprietary process to permanently embed these antimicrobial elements into the fabric resulting in a safer, longer lasting medical scrub.
- Scientifically Proven. All Ouragins scrubs are backed by science. All the Company's fabrics undergo rigorous testing with third-party labs to ensure they keep HCPs protected while moving from patient to patient.
- Tech Fabric. Aside from the ThreadFusion proprietary embedded antimicrobial technology, Ouragins fabrics are always soft and breathable with 4-way stretch to keep you comfortable for an entire shift.

EXECUTION PLAN

Ouragins will launch as a Direct-to-Consumer ("DTC") e-commerce brand. The DTC model will allow Ouragins to own the customer data in order to identify market trends and create a real-time feedback loop for new product innovation and improvement.

Ownership Economy. Medical professionals contribute so much to society. The Ouragins Elite program was born out of the belief that offering shares of our company is the best way to give back to those who give so much.

Standard Rewards. A traditional, spend-based point system will also offer rewards to further incentivize customer loyalty. Standard rewards will be offered to both Elite and non-Elite customers to receive discounts and promotions in order to increase customer LTV.

Ouragins.com initiated a soft launch in March of 2022. During a one month soft-launch period, Ouragins has collected a list of nearly 1200 healthcare professionals who are interested in becoming Elite members. Additional Elite Membership enrollment periods will open periodically with the next available opening running concurrent with the official site launch in August of 2022.

Founders' capital has been utilized towards web development, designing, developing and manufacturing the scrubs, which will be available for sale as of August 2022. Ouragins raised an initial pre-seed round of capital to support ongoing product development and manufacturing, marketing, and technology efforts. A further infusion of $1.2 million will be necessary by the end of 2022 to enable an accelerated development, growth and penetration strategy.

In 2022, with a projected base of 5,000 customers, the Company anticipates revenue of $2.0 million. The Company's current expenditures rate is $5,000 a month and will be substantially higher when fully operational.

COMPETITION

There are many competitors within the healthcare apparel industry. However, the key factors that motivate a customer's buying decision include product quality, innovation, style, price, brand image, distribution model, customer experience, and customer service. Ouragins believes that it can be competitive in this space due to its product advantages including its technical product innovation, focus on empowering healthcare professionals, and its scientifically backed test results. In addition, the Company believes its digitally native DTC strategy allows it to establish personal customer relationships and better support its customers. Ouragins is also distinct in its commitment to bring these healthcare professionals along as partners with it with the Ouragins Elite Program which it believes creates a highly motivated and loyal customer base.

There are several competitors within the healthcare apparel industry that range from established companies to more recent entrants. Ouragins' competitors in wholesale healthcare apparel includes Barco Uniforms, Landau Uniforms, and Superior Group of Companies. Healthcare apparel aggregated retailers that the Company competes with include Scrubs & Beyond and Uniform Advantage. In the DTC space, it competes with brands like Figs, Medelita and Jaanuu.

MARKET OPPORTUNITY

According to the Bureau of Labor Statistics, the healthcare sector employs over 20 million professionals and is the largest and fastest growing job segment in the United States. The sector is expected to grow by 16% thru 2029. Healthcare apparel is an attractive industry due to a number of factors including:

- Scale: A current U.S. labor force of 20 million professionals
- Growth outlook: A projected 16% labor growth rate thru 2029
- Repetitive purchases: 66% of professionals own at least 6 sets of scrubs
- Recession resistant demand: 85% of HCPs purchase their own uniforms.
- Low-risk: scrubs are much less susceptible to fashion risk plaguing the apparel sector

The total addressable market in the United States for the healthcare apparel industry is estimated to be

$12.0 billion while globally it is estimated to be $94.0 billion. The healthcare apparel industry is ready for a truly "clean" take on scrubs.

MARKETING STRATEGY

- Digital Paid Ads: Google marketing tools will allow Ouragins to reach new customers and increase brand awareness to its competitors' customers.
- Social Media Ads: Facebook, Instagram and Tiktok ads will allow Ouragin to increase awareness to a wide range of demographics in its target market.
- Affiliate Marketing: Leverage PR and the vast affiliate networks to increase brand awareness and customer acquisition in a commission-based fee structure.
- Organic Growth: Content is critical to branding. Ouragins' team of creators will publish social media content to educate the market about the benefits of Ouragins scrubs.
- Influencer Marketing: Select partnerships with key influencers in healthcare space to build awareness, increase education and create content to boost in ads
- Sponsorship Program: Create programs to sponsor medical school programs and students to create brand advocates and assist the burden of school loans.

Ouragins marketing strategy will align closely with the Elite stock sharing program by prioritizing customer loyalty and LTV. Purchasing decisions of young professionals are heavily influenced by social media and social proof. Ouragins will begin building brand cache with the new generation of HCPs by focusing on an influencer, social media and affiliate based marketing foundation.

Perks

Level 1. Investors of $2,500 or more will a free pair of Ouragins compression socks.

Level 2. Investors of $5,000 or more will receive level 1 perks, plus inclusion in Product Development Round Table plus a free scrubs set.

Level 3. Investors of $10,000 or more will receive level 2 perks, plus a free Healthcare Profession Care Package.

Level 4. Investors of $25,000 or more will receive level 3 perks plus naming rights[1] for a limited edition scrub color plus an invitation to sit in on a design session.

Level 5. Investors of $50,000 or more will receive level 4 perks plus a scrubs donation to a community clinic in your name.

Level 6. Investors of $100,000 or more will receive level 5 perks plus an invitation for you and a guest to the Ouragins Major Investor Soiree.

Level 7. Investors of $250,000 or more will receive level 6 perks and you and a guest will spend 2 nights in Los Angeles where you will be able to sit down with the executive team and tour our facilities. Flights, hotels, and meals are included and will be booked by the Ouragins team.

Level 8. Investors of $500,000 or more will receive level 7 perks and you will receive naming rights[1] for an Ouragins product, plus you will be able to join us at a product launch event of your choice within the next 3 years. Flights, hotels, and meals are included and will be booked by the Ouragins team.

[1] *Naming rights will require final approval from the Ouragins team.*

Bonus Share Program

Certain Investors will be eligible to receive additional Shares of Common Stock ("Bonus Shares") depending upon the time of investment by such Investors. The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 30% consisting of Bonus Shares issued pursuant to time of investment for a maximum of 30% (150,000 Bonus Shares) - meaning the Company is Offering a total of 650,000 Shares through this Offering.

Bonus Shares issued pursuant to time of investment:
The following table describes the ratio of Bonus Shares due to an Investor based on the time of initial investment:

Time of Investment	Bonus Amount
72 hours from start of Offering	30% Bonus Shares
2 weeks from start of Offering	20% Bonus Shares
4 weeks from start of Offering	10% Bonus Shares

For example, if an Investor invests $1,200 within the first 72 hours of the Offering, that Investor will receive 650 Shares.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon

our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the

Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $2.40 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $18,935,379. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise first-round funding of between $10,000.80 and $1,200,000 through the Offering, 500,000 Shares at $2.40 per Share. This funding will allow for:

- *Product Development* - New products, R&D, Manufacturing, Inventory
- *Sales & Marketing* - Customer Acquisition, Affiliates, Influencers
- *New Hires* - Strategic hires based on needs
- *Technology & Data Science* - Tech stack, UI, Data analytics

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Class of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Oura Inc.	Class B	2,550,000	45%	45%
Nakulesveran Kuasingam	Class B	1,275,000	22.5%	22.5%
Elaine Po Ling Yue	Class B	1,275,000	22.5%	22.5%
Selva Kulasingam	Class B	255,000	5%	5%
Michael Won	Class B	255,000	5%	5%
Other Investors	Class A	97,695	100%	0%

Securities Reserved for Issuance upon Exercise or Class of Security Conversion
Options: 1,461,482
Warrants: None

Classes of Securities of the Company

Ouragin, Inc. ("Ouragins," the "Company," "we," "us," or "our"), is offering an amount of $10,000.80 (the "Target Offering Amount") and up to a maximum amount of $1,200,000 (the "Maximum Offering Amount"), 500,000 Shares at $2.40 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than November 11, 2022 (the "Offering Deadline").

The Company has 15,000,000 authorized shares of Common Stock, Class A - 3,097,695 and Class B - 11,902,305. As of the date of this Offering, 5,707,695 Shares of Common Stock were issued and outstanding in the Company.

Assuming Maximum Proceeds are raised, there will be 6,207,695 Common Shares issued in the Company, with the Shares sold through this Offering equaling 8.05% ownership of issued Shares in the Company post offering. The Shares sold through this Offering equate to 83.65% ownership of issued Class A Shares in the Company post offering.

Class A Common Stock. Class A Common Stock shares are being offered through this Offering. Class A Common Shareholders do not have voting rights. Class A Common Shareholders are entitled to pro-rata shares of dividends. As of the date of this Offering, 97,695 Shares of Class A Common Stock were issued and outstanding in the Company.

Class B Common Stock. Class B Common Stock shares are not being offered at present. Class B Common Shareholders have voting rights. The Principal Class B Shareholders shall maintain voting control of the Company and will be able to control the Company post offering. As of the date of this Offering, 5,610,000 Shares of Class B Common Stock were issued and outstanding in the Company.

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to notify you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Valuation of the Company
The Company's board and management determined the valuation based upon the present state of the company, industry outlook, projected revenues, and market analysis, among other factors.

The valuation is based, in part, upon the sustained online sales of our other ecommerce site, which has seen revenue of over USD $2 million in the past year.

Globally, the medical clothing market is sized at USD $86.14 billion in 2020. Following the COVID-19 pandemic, this market segment has seen unprecedented, staggering growth with medical clothing in very high demand across all regions amid the pandemic. This market is projected to grow from USD $94.29 billion in 2021 to USD $140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period.

For comparable companies at this stage and valuation, clothing company DudeRobe is raising capital on StartEngine platform with a $12.5M valuation. Their last reported revenue for year-end 2020 was $1,039,356.

The Company has set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In this calculation, the Company has assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. This valuation is $18,935,379.

Majority Shareholders
As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other Investor, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new Investor, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securitites that you purchase, and you may

never see positive returns.

Issuance of Additional Shares

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

Other Material Terms

If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline.

A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Delivery of Securities

The Company will complete the transaction and deliver the Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment. Please include the name of the company, your name and amount of the investment in the email.

NOTE: The term "accredited investor" means any person who comes within any of the

categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? X Yes ☐ No

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Amount of Securities Sold	Use of Proceeds
Common Stock	February-March 2022	Regulation CF	97,695 Class A	Support ongoing product development and manufacturing, marketing, and technology efforts
Common Stock	August 29, 2022 - present	Regulation D	41,670 Class A	Support ongoing product development and manufacturing, marketing, and technology efforts

Subsequent Event - Elite Plan

The Company adopted the Elite Plan (the "Plan"). The Plan permits the grant of restricted stock to attract and retain customers. Under the Plan, to obtain stocks, a customer simply needs to spend $500 in Ouragins stores each year for a period of 4 years (for a total of $2,000). Each year the customer spends this value, it will receive 25% of the total number of allocated stock it is eligible to receive (125 shares for every $500 spent). The stock when redeemed and earned will be subject to a 4-year vesting schedule.

The Ouragins Elite with the highest rank will be eligible for 3000 Ouragins RSU. After hitting the $500 spend the first year, this Stakeholder will receive 2625 stocks. Each successive year, the Stakeholder will receive 125 stocks at the end of each year provided they spend at least $500 in the given year.
• Places 2 - 100: The next 99 highest ranking Ouragins Elites will be eligible receive 1000 Ouragins RSU. After hitting the $500 spend the first year, this Stakeholder will receive 625 stocks. Each successive year, the Stakeholder will receive 125 stocks upon completion.
• Places 101 – 5000: The next 4900 highest ranking Ouragins Elites will be eligible receive 500 Ouragins RSU. After hitting the $500 spend the first year, this Stakeholder will receive 125 stocks. Each successive year, the Stakeholder will receive 125 stocks upon completion.

• Places 5001+: All other rankings will be waitlisted to enter any future stock programs we may run. These future Stakeholders will still have early-access to the store.

The Restricted Stock are preferred shares and are subject to a specified vesting schedule. These shares are non-voting shares meaning the recipients will not be able to vote on any business matters and will only be able to receive dividends when the Board determines a distribution will be made upon a sale or other liquidation event of Ouragins to be further defined in the unit agreement. The recipient will not be able to sell, transfer or otherwise assign these shares to anybody else, except by will or by the laws of descent where the terms of the Ouragins Restricted Stock Unit are binding upon the executors, administrators, successors and assigns thereof.

As of March 31, 2021, the Company has designated 600,000 designated and issued only upon performance clause.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

We are a direct-to-consumer healthcare apparel brand bringing the most technologically advanced fabric technology to the medical scrubs market. MedTech has been modernizing and revolutionizing all aspects of healthcare but not much has changed to the uniforms that healthcare professionals wear every day. Our proprietary ThreadFusion fabric formulation plans to change that while redefining customer loyalty along the way. We create fashionable tech scrubs that have been independently lab tested to offer over 4x more antimicrobial protection than the industry leading competitor.

We are incorporating a first-of-its-kind stock reward program called Ouragins Elite. We believe investor shareholders have value but customer shareholders will take our business to a higher competitive level while increasing customer advocacy, loyalty, product feedback and decreasing acquisition costs. This Elite program will reward customers by offering RSUs to our early adopters and most loyal customers. In June we ran a pre-launch lead gen campaign for the Elite program which generated a list of over 1,200 healthcare professionals interested in becoming an Elite member.

Ouragin is a pre-revenue startup with an official targeted launch in August, 2022. Since we are still in the pre-launch stage, we have incurred losses resulting in negative cash flows from operating activities this year. We currently have 9 scrub designs and have ongoing expenditures related to improving the digital UX, continued product design, customer acquisition and building inventory heading into the official launch. We are also in the process of expanding our product offering with an upcoming jacket design as well as accessories such as socks. Our plan is to leverage a Regulation CF crowdfunding campaign to fund operations until significant capitalization occurs.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$300.02	3%	$36,000
Product Development	40%	$4,000.34	40%	$480,000
Sales & Marketing	21%	$2,100.16	21%	$252,000
New Hires	19%	$1,900.15	19%	$228,000
Technology & Data Science	17%	$1,700.13	17%	$204,000
Total	100%	$10,000.80	100%	$1,200,000

*Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

OURAGIN, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

OURAGIN, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ouragin, Inc.
El Monte, California

Opinion

We have audited the accompanying financial statements of Ouragin, Inc. (a California corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ouragin, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Ouragin, Inc., and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Ouragin, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will

(Continued)

A PROFESSIONAL CORPORATION ▪ CERTIFIED PUBLIC ACCOUNTANTS ▪ MANAGEMENT CONSULTANTS
v: 909.971.1000 ▪ f: 909.971.1001 ▪ WWW.KHOPATEL.COM
160 E. ARROW HIGHWAY ▪ SAN DIMAS, CA ▪ 91773-3336

always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as a fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Ouragin, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Ouragin, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KHO & PATEL

Kho & Patel

San Dimas, California
May 20, 2022

OURAGIN, INC.
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	4,096
Inventory *(Note 1)*		100,767
Total current assets		104,863
LONG-TERM ASSETS		
Organizational costs *(Note 2)*		4,870
Start-up costs *(Note 2)*		44,789
Website development costs *(Note 2)*		70,420
Deferred tax asset *(Note 6)*		168
Total long-term assets		120,247
Total assets	$	225,110

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
BALANCE SHEET
DECEMBER 31, 2021

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	742
COMMITMENTS AND CONTINGENCIES *(Note 4)*		-
Total liabilities		742
SHAREHOLDERS' EQUITY		
Common stock - 0.0001 par value		
Authorized: 10,000,000 shares		
Issued and outstanding: 5,610,000 shares		225,000
Accumulated deficit		(632)
Total shareholders' equity		224,368
Total liabilities and shareholders' equity	$	225,110

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Net sales	$	-
Cost of sales		-
Gross profit from operations		-
Selling, general and administrative expenses		-
Income from operations		-
Total other income, net		-
Net income (loss) before provision for income taxes		-
Provision for income tax benefit (expense)		(632)
Net income (loss)	$	(632)

See independent auditor's report and accompanying notes to financial statements.

5

OURAGIN, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Number of Shares	Common Stock		Accumulated Deficit		Total Shareholders' Equity	
Balance, December 31, 2020	5,100,000	$	200,000	$	-	$	200,000
Issuance of common stock	510,000		25,000		-		25,000
Net loss	-		-		(632)		(632)
Balance, December 31, 2021	5,610,000	$	225,000	$	(632)	$	224,368

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(632)
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Deferred tax (benefit) expense		(168)
Changes in assets and liabilities:		
Inventory		(100,767)
Accrued liabilities		(2,187)
Net cash used in operating activities		(103,754)
CASH FLOWS FROM INVESTING ACTIVITIES		
Start up cost expenditures		(29,285)
Website development expenditures		(39,385)
Net cash used in investing activities		(68,670)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		25,000
Net cash provided by financing activities		25,000
Net decrease in cash and cash equivalents		(147,424)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		151,520
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$	4,096
Supplemental cash flow disclosures:		
Income taxes paid	$	800
Interest expense paid	$	-

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 1 – Description of Business and Summary of Significant Accounting Policies

Ouragin, Inc. (the "Company") is a California benefit corporation incorporated on July 27, 2020. The Company's principal business consists of the design and assembly of medical apparel for healthcare professionals. All products are made with advanced technical fabrics resulting in garments powered with features like antimicrobial protection, anti-wrinkle, and four-way stretch. The Company operates out of two facilities located in the cities of El Monte and Walnut, California.

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in operating bank accounts, cash on hand and interest-bearing short-term investments with an original maturity of three months or less as cash and cash equivalents. The Company maintains cash balances at various banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Inventory

Inventory only includes inventory considered saleable or usable in future periods and is stated at the lower of cost or net realizable value. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory was reserved for $0 for the year ended December 31, 2021.

Note 1 – Description of Business and Summary of Significant Accounting Policies (concluded)

Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. A valuation allowance is provided when it is more likely than not that some portion or all the deferred tax assets will not be realized.

There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The Company adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

The Financial Accounting Standards Board guidance contained in Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, ("ASC 740") addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance upon incorporation and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit period is 2020 for federal and state tax filings. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the ASC Topic 740 for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Note 2 – Organizational, Start-Up & Website Development Costs

The Company is not yet conducting business; thus, the following expenditures have been capitalized and amortization will commence once business has been deemed to have officially begun:

• Organizational costs	$ 4,870
• Start-up costs	44,789
• Website development costs	70,420

Note 3 - Commitments and Contingencies

A shareholder of the Company, as further described in Note 4, has informally committed to provide future funding to the Company where and when required. Currently, there is no outstanding liability with the shareholder.

Note 4 – Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a related party. This related party is the largest shareholder of the Company and has informally committed to providing funding when needed.

Name of related party	Relationship
• OURA, Inc.	Shareholder

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Income taxes (payable)/receivable currently

Federal		$ 0
State		(800)
Total income taxes payable currently		(800)

Deferred income tax

Federal

Deferred tax benefit (liability) – end of year	$ 168	
Deferred tax benefit (liability) – beginning of year	-	
Total federal deferred tax benefit (liability)		$ 168

State

Deferred tax benefit (liability) – end of year	-	
Deferred tax benefit (liability) – beginning of year	-	
Total state deferred tax benefit (liability)		-

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax (concluded)

Total deferred tax income (expense)	$	168
Provision for income tax benefit (expense)	$	(632)

The total deferred tax benefit (liability) at December 31, 2021
is $168, the components of which with relation to the current
and long-term portions is:

Deferred tax asset (liability) – current	$	-
Deferred tax asset (liability) – long-term		168
Deferred tax asset (liability)	$	168

There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The Company adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

The FASB guidance contained in ASC Topic 740, *Income Taxes*, addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance on April 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the ASC Topic 740 for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Note 6 – Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 20, 2022, the date the financial statements were available to be issued, and no issues were reportable.

OURAGIN, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

OURAGIN, INC.

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ouragin, Inc.
El Monte, California

Report on the Financial Statements

We have audited the accompanying financial statements of Ouragin, Inc. (a California corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, shareholders' equity, and cash flows for the period from inception (July 27, 2020) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ouragin, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the initial period then ended in accordance with accounting principles generally accepted in the United States of America.

KHO & PATEL

Kho & Patel

San Dimas, California
May 20, 2022

A PROFESSIONAL CORPORATION ▪ CERTIFIED PUBLIC ACCOUNTANTS ▪ MANAGEMENT CONSULTANTS
v: 909.971.1000 ▪ f: 909.971.1001 ▪ WWW.KHOPATEL.COM
160 E. ARROW HIGHWAY ▪ SAN DIMAS, CA ▪ 91773-3336

OURAGIN, INC.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS
    Cash and cash equivalents $ 151,520

LONG-TERM ASSETS
    Organizational costs *(Note 2)*   4,870
    Start-up costs *(Note 2)*   15,504
    Website development costs *(Note 2)*   31,035

        Total long-term assets   51,409

        Total assets $ 202,929

OURAGIN, INC.
BALANCE SHEET
DECEMBER 31, 2020

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued liabilities	$	2,929
COMMITMENTS AND CONTINGENCIES *(Note 4)*		-
Total liabilities		2,929
SHAREHOLDERS' EQUITY		
Common stock - 0.0001 par value		
Authorized: 10,000,000 shares		
Issued and outstanding: 5,100,000 shares		200,000
Total shareholders' equity		200,000
Total liabilities and shareholders' equity	$	202,929

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 27, 2020 (DATE OF INCEPTION) TO DECEMBER 31, 2020

Net sales	$	-
Cost of sales		-
Gross profit from operations		-
Selling, general and administrative expenses		-
Income from operations		-
Total other income, net		-
Net income (loss) before provision for income taxes		-
Provision for income tax benefit (expense)		-
Net income (loss)	$	-

See independent auditor's report and accompanying notes to financial statements.

4

OURAGIN, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE PERIOD JULY 27, 2020 (DATE OF INCEPTION) TO DECEMBER 31, 2020

	Number of Shares	Common Stock	Total Shareholders' Equity
Date of inception, July 27, 2020	-	$ -	$ -
Issuance of common stock	5,100,000	200,000	200,000
Net income	-	-	-
Balance, December 31, 2020	5,100,000	$ 200,000	$ 200,000

See independent auditor's report and accompanying notes to financial statements.

OURAGIN, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 27, 2020 (DATE OF INCEPTION) TO DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	-
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities:		
Changes in assets and liabilities:		
Accrued liabilities		2,929
Net cash provided by operating activities		2,929
CASH FLOWS FROM INVESTING ACTIVITIES		
Organizational cost expenditures		(4,870)
Start up cost expenditures		(15,504)
Website development expenditures		(31,035)
Net cash used in investing activities		(51,409)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		200,000
Net cash provided by financing activities		200,000
Net decrease in cash and cash equivalents		151,520
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		-
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$	151,520
Supplemental cash flow disclosures:		
Income taxes paid	$	-
Interest expense paid	$	-

See independent auditor's report and accompanying notes to financial statements.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Ouragin, Inc. (the "Company") is a California benefit corporation incorporated on July 27, 2020. The Company's principal business consists of the design and assembly of medical apparel for healthcare professionals. All products are made with advanced technical fabrics resulting in garments powered with features like antimicrobial protection, anti-wrinkle, and four-way stretch. The Company operates out of two facilities located in the cities of El Monte and Walnut, California.

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash in operating bank accounts, cash on hand and interest-bearing short-term investments with an original maturity of three months or less as cash and cash equivalents. The Company maintains cash balances at various banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 1 – Description of Business and Summary of Significant Accounting Policies (concluded)

Income Taxes

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. A valuation allowance is provided when it is more likely than not that some portion or all the deferred tax assets will not be realized.

There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The Company adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

The Financial Accounting Standards Board guidance contained in Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, ("ASC 740") addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance upon incorporation and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit period is 2020 for federal and state tax filings. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the ASC Topic 740 for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Note 2 – Organizational, Start-Up & Website Development Costs

The Company is not yet conducting business; thus, the following expenditures have been capitalized and amortization will commence once business has been deemed to have officially begun:

• Organizational costs	$ 4,870
• Start-up costs	15,504
• Website development costs	31,035

Note 3 - Commitments and Contingencies

A shareholder of the Company, as further described in Note 4, has informally committed to provide future funding to the Company where and when required. Currently, there is no outstanding liability with the shareholder.

Note 4 – Certain Relationships and Related Transactions

Nature of Certain Relationships

The Company transacts business with a related party. This related party is the largest shareholder of the Company and has informally committed to providing funding when needed.

Name of related party	Relationship
• OURA, Inc.	Shareholder

Note 5 - Provision for Income Taxes

The components of provision for income taxes are:

Income taxes (payable)/receivable currently

Federal	$	-
State		-
Total income taxes payable currently		-

Deferred income tax

Federal

Deferred tax benefit (liability) – end of year	$	-
Deferred tax benefit (liability) – beginning of year		-
Total federal deferred tax benefit (liability)	$	-

State

Deferred tax benefit (liability) – end of year		-
Deferred tax benefit (liability) – beginning of year		-

Total state deferred tax benefit (liability)   -

Note 5 - Provision for Income Taxes (concluded)

Deferred income tax (concluded)

Total deferred tax income (expense) $ -

Provision for income tax benefit (expense) $ -

The total deferred tax benefit (liability) at December 31, 2020
is $0, the components of which with relation to the current
and long-term portions is:

Deferred tax asset (liability) – current $ -
Deferred tax asset (liability) – long-term   -

Deferred tax asset (liability) $ -

There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The Company adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

The FASB guidance contained in ASC Topic 740, *Income Taxes*, addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance on April 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the ASC Topic 740 for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

Note 6 – Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 20, 2022, the date the financial statements were available to be issued, and no issues were reportable.

EXHIBIT B: SUBSCRIPTION PROCESS

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CANBEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "*SEC*"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE SUBSCRIPTION AGREEMENT, OFFERING CIRCULAR, OR ANY OTHER MATERIALS AVAILABLE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVA ILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND

UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCEON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTSTO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEINGOFFERED.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THANTHE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRSOF THE COMPANY SINCE THAT DATE.

1.   Subscription.

(a)   The undersigned ("*Investor*") hereby irrevocably subscribes for and agrees to purchase shares (the "*Shares*") of Class A Common Stock (the "*Common Stock*"), par value $0.0001 per share, of Ouragin Inc., a California corporation(the "*Company*"). Such purchases shall be made at a purchase price of $2.40 per share of Common Stock (the "*Per Security Price*"), rounded down to the nearest whole share based on Investor's subscription amount, uponthe terms and conditions set forth herein. The rights and preferences of the Securities are as set forth in the Amended and Restated Certificate of Incorporation of the Company, as amended, available in the Exhibits to the Offering Statement of the Company filed with the SEC (the"*Offering Statement*").

(b)   Investor understands that the Securities are being offered pursuant to an Offering Circular dated August 22, 2022 (the "*Offering Circular*"), filed with the SEC as part of the Offering Statement. By subscribing to the Offering, Investor acknowledges thatInvestor has received and reviewed this Subscription Agreement, a copy of the Offering Circular and Offering Statement including exhibits thereto and any other information required by Investor to make an investment decision with respect to the Securities.

(c)   The Investor's subscription hereunder may be accepted or rejected in whole or in part, at any time prior to the

Termination Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed to purchase hereunder. The Company will notify Investor whether this subscription is accepted (whether in whole or in part) or rejected. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligationshereunder shall terminate.

   (d) The aggregate number of shares of Class A Common Stock that may be sold by the Company in this offering shall not exceed 500,000 shares (the "*Maximum Shares*"). The Company may accept subscriptions until November 11th, 2022 unless earlier terminated by the Company in its sole discretion (the "*Termination Date*"), providing that subscriptions for 4167 shares are received (*the "Minimum Shares"*).

   (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof,which shall remain in force and effect.

   (f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

  2. <u>Purchase Procedure</u>.

  (a) <u>Payment.</u> The purchase price for the Shares shall be paid simultaneously with Investor's subscription. Investor shall deliver payment for the aggregate purchase price of the Securities by ACH electronic transfer or by wire transfer to an account designated by the Company, by credit or debit card, or by any combination of such methods.

  (b) <u>Escrow Arrangements</u>. For payments made by ACH electronic transfer or wire transfer, payment for the Securities by Investor shall be received by Wilmington Trust (the "*Escrow Agent*") from Investor by transfer of immediately available funds, or other means approved by the Company at least two days prior to the applicable Closing in the amount of Investor's subscription. For payments made by credit or debit card, payment for the Securities shall be received by Escrow Agent from Investor at least two days prior to the applicable Closing Date, in the amount of Investor's subscription. Investors should note that prior to receipt by Escrow Agents, credit and debit card payments will incur transaction fees charged by the third-party card processing service.

  Upon Closing, the Escrow Agent shall release Investor's funds to the Company. The Investor shall receive notice and evidence of the digital entry of the number of the Securities owned by Investor reflected on the books and records of the Company and verified by Rialto Markets, LLC (the "*Transfer Agent*"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF of the Securities Act.

3 .   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Securities and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c)   <u>Authority for Agreement</u>. The acceptance by the Company of this Subscription Agreement, and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities), are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this

Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to theavailability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) <u>No Filings</u>. Assuming the accuracy of Investor's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the acceptance, delivery andperformance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(e) <u>Capitalization</u>. The authorized and outstanding securities of the Company immediately prior to the initial Closing is as set forth in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

(f) <u>Financial Statements</u>. Complete copies of the Company's audited financial statements, consisting of the statement of financial position of the Company as of December 31st, 2021 (collectively, the "*Financial Statements*"), have been made available to Investor and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the respective periods indicated therein. Kho & Patel CPA, which has audited the Financial Statements at May 20th, 2022 and for the period then ended, is an independent accounting firm within the rules and regulations adopted by theSEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the shares of Stock sold in the offering as set forth in "Use of Proceeds" in the Offering Circular.

(h) <u>Litigation</u>. Except as disclosed in the Offering Circular, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company'sknowledge, currently threatened in writing (a) against the Company or (b) to the Company's knowledge, against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4 . <u>Representations and Warranties of Investor</u>. By subscribing to the Offering, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of such Investor's Closing(s):

(a) <u>Requisite Power and Authority</u>. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Subscription Agreement and to carry out the provisions thereof. All action on Investor's part required for the lawful subscription to the offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Subscription Agreement will be valid and binding obligations of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Company Information</u>. Investor understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Investor has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(c)   <u>Investment Representations</u>. Investor understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Investor also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Investor's representations contained in this Subscription Agreement.

(d)   <u>Illiquidity and Continued Economic Risk</u>. Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to facilitating trading or resale of the Securities. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Securities. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   <u>Accredited Investor Status or Investment Limits</u>. Investor represents that either:

(i)   Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or

(ii)   The purchase price, together with any other amounts previously used to purchase Shares in this offering, does not exceed 10% of the greater of Investor's annual income or net worth (or in the case where Investor is a non-natural person, their revenue or net assets for such Investor's most recently completed fiscal year end).

Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   <u>Stockholder Information</u>. Within five days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's stockholders. Investor further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to theCompany as a condition of such transfer.

(g)   Company Information. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(g)   Valuation. Investor acknowledges that the price of the shares of Securities to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(h)   Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided on the signature page hereto.

(i)   Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

5 .   Survival of Representations and Indemnity. The representations, warranties and covenants made by Investor herein shall survive the closing of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws ofthe State of California.

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED INSUCH COURTS. EACH OF INVESTOR AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND PROVIDED WITHINVESTOR'S SUBSCRIPTION.

EACH OF INVESTOR AND THE COMPANY ACKNOWLEDGES THAT (a) SECTION 27 OF THE EXCHANGE ACT CREATES EXCLUSIVE FEDERAL JURISDICTION OVER ALL SUITS BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE EXCHANGE ACT OR THE RULES AND REGULATIONS THEREUNDER AND (b) SECTION 22 OF THE SECURITIES ACT CREATES CONCURRENT JURISDICTION FOR FEDERAL AND STATE COURTS OVER ALL SUITS BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE SECURITIES ACT OR THE RULES AND REGULATIONS THEREUNDER.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the postingthereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: Ouragin, Inc., 10938 Schmidt Road, Suite E, El Monte, CA 91733. Attn: Shaun Veran, Chief Executive Officer or via shaun@ouragins.com

If to Investor, at Investor's address supplied in connection with this subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

> **(a)**   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, asthe identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Investor.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intendedthat all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and theirrespective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-partybeneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do notdefine or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this

SubscriptionAgreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shalloperate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9.   Subscription Procedure.

Each Investor, by providing his or her name and subscription amount and clicking "accept" and/or checking the appropriate box on the Website ("*Online Acceptance*"), confirms such Investor's investment through the Website and confirms such Investor's electronic signature to this Agreement. Investor agrees that his or her electronic signature as provided through Online Acceptance is the legalequivalent of his or her manual signature on this Agreement and Online Acceptance establishes such Investor's acceptance of the terms and conditions of this Agreement.

SIGNATURE PAGE TO OURAGIN, INC SUBSCRIPTION AGREEMENT

AMENDMENTS TO

THE BYLAWS OF

OURAGIN, INC.

ARTICLE THREE, SECTION 3.17 – DUTIES OF DIRECTORS

3.17   Duties of Directors. The directors of the Corporation shall have the following duties:

(a)   A director shall perform the duties of a director including duties as a member of any committee of the board upon which the director may serve, in good faith, in a manner the director believes to be in the best interests of the benefit corporation and with that care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

(b)   In discharging their respective duties, and in considering the best interests of the benefit corporation, the board of directors, committees of the board, and individual directors of the benefit corporation shall consider the impacts of any action or proposed action upon all of the following:

(1)   The shareholders of the benefit corporation.
(2)   The employees and workforce of the benefit corporation and its subsidiaries and suppliers.
(3)   The interests of customers of the benefit corporation as beneficiaries of the general or specific public benefit purposes of the benefit corporation.
(4)   Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or its subsidiaries or suppliers are located.
(5)   The local and global environment.
(6)   The short-term and long-term interests of the benefit corporation, including benefits that may accrue to the benefit corporation from its long-term plans and the possibility that these interests may be best served by retaining control of the benefit corporation rather than selling or transferring control to another entity.
(7)   The ability of the benefit corporation to accomplish its general, and any specific, public benefit purpose.

(c)   In discharging their respective duties, the persons described in subdivision (b) of this section may consider any of the following:

    (1)   The resources, intent, and conduct, including past, stated, and potential conduct, of any person seeking to acquire control of the corporation.

    (2)   Any other pertinent factors or the interests of any other person or group.

(d)   In discharging their respective duties, the persons described in subdivision (a) of this section shall not be required to give priority to any particular factor or the interests of any particular person or group referred to in subdivision (b) or (c) of this section over any other factor or the interests of any other person or group unless the benefit corporation has stated its intention to give priority to a specific public benefit purpose identified in the articles.

(e)   In performing the duties of a director, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

    (1)   One or more officers or employees of the benefit corporation whom the director believes to be reliable and competent in the matters presented.

    (2)   Counsel, independent accountants, or other persons as to matters that the director believes to be within those persons' professional or expert competence.

    (3)   A committee of the board upon which the director does not serve, as to matters within its designated authority, which committee the director believes to merit confidence, so long as, in any of those cases, the director acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances and without knowledge that would cause that reliance to be unwarranted.

(f)   A director shall not be liable for monetary damages under this part for any failure of the benefit corporation to create a general or specific public benefit.

(g)   A person who performs the duties of a director in accordance with this part shall not be liable for monetary damages for any alleged failure to discharge the person's obligations as a director.

(h)   In addition to the limitations provided in subdivisions (f) and (g) of this section, the liability of a director for monetary damages may be eliminated or limited in the benefit corporation's articles to the extent provided in paragraph (10) of subdivision (a) of Section 204 of the California Corporations Code.

(i)   A director shall not have a fiduciary duty to a person that is a beneficiary of the general or specific public benefit purposes of the benefit corporation arising from the status of the person as a beneficiary.

(j)   The board of directors of the benefit corporation shall prepare for inclusion in the annual benefit report to shareholders required by Section 14630, a statement indicating whether, in the opinion of the board of directors, the benefit corporation failed to pursue its general, and any specific, public benefit purpose in all material respects during the period covered by the report.

(k)   If, in the opinion of the board of directors, the benefit corporation failed to pursue its general, and any specific, public benefit purpose, the statement required by subdivision (a) shall include a description of the ways in which the benefit corporation failed to pursue its general, and any specific, public benefit purpose.

ARTICLE FIVE, SECTION 5.11 – ADDITIONAL DUTIES OF OFFICERS

5.11   Additional Duties of Officers. In addition to the respective duties of officers of this corporation stated previously in this Article III, officers of the benefit corporation shall have the following additional duties required by the California Corporations Code:

(a)   Each officer of the benefit corporation shall consider the interests and factors described in Section 14620 of the California Corporations Code in the manner provided in that section when either of the following applies:

      (1)   The officer has discretion to act with respect to a matter.

      (2)   It reasonably appears to the officer that the matter may have a material effect on any of the following:

            (A)   The creation of a general or specific public benefit by this benefit corporation.

3

(B)   Any of the interests or factors referred to in subdivision (b) of Section 14620.

(b)   The consideration by an officer of interests and factors in the manner described in subdivision (a) shall not constitute a violation of the duties of the officer.

(c)   An officer shall not be liable for monetary damages under this part for any of the following:

(1)   Any action taken as an officer if the officer performed the duties of the position in compliance with this section.

(2)   Any failure of the benefit corporation to create a general or specific public benefit.

(d)   An officer shall not have a fiduciary duty to a person that is a beneficiary of the general or specific public benefit purposes of a benefit corporation arising from the status of the person as a beneficiary.

ARTICLE SEVEN, SECTION 7.8 – ANNUAL BENEFIT REPORT

7.8   Annual Benefit Report. The corporation shall deliver to each shareholder an annual benefit report including all of the following:

(a)   A narrative description of all of the following:

(1)   The process and rationale for selecting the third-party standard used to prepare the benefit report.

(2)   The ways in which the corporation pursued a general public benefit during the applicable year and the extent to which that general public benefit was created.

(3)   The ways in which the corporation pursued any specific public benefit that the articles state it is the purpose of the corporation to create and the extent to which that specific public benefit was created.

(4)   Any circumstances that have hindered the creation by the corporation of a general or specific public benefit.

(b)   An assessment of the overall social and environmental performance of the corporation, prepared in accordance with a third-party standard applied consistently with any application of that standard in prior benefit reports or accompanied by an explanation of the reasons for any inconsistent application. The assessment does not need to be audited or certified by a third party.

(c)   The name of each person that owns 5 percent or more of the outstanding shares of the benefit corporation, either beneficially, to the extent known to the corporation without independent investigation, or of record.

(d)   The statement required by Section 14621 of the California Corporations Code.

    (1)   The board of directors of the benefit corporation shall prepare for inclusion in the annual benefit report to shareholders required by Section 14630, a statement indicating whether, in the opinion of the board of directors, the corporation failed to pursue its general, and any specific, public benefit purpose in all material respects during the period covered by the report.

    (2)   If, in the opinion of the board of directors, the corporation failed to pursue its general, and any specific, public benefit purpose, the statement required by subdivision (a) of this section shall include a description of the ways in which the corporation failed to pursue its general, and any specific, public benefit purpose.

(e)   A statement of any connection between the entity that established the third-party standard, or its directors, officers, or material owners, and the corporation, or its directors, officers, and material owners, including any financial or governance relationship that might materially affect the credibility of the objective assessment of the third-party standard.

The benefit report shall be sent annually to each shareholder within 120 days following the end of the fiscal year of the corporation or at the same time that the corporation delivers any other annual report to its shareholders.

The corporation shall post all of its benefit reports on the public portion of its website, if any, except that the compensation paid to directors and any financial or proprietary information included in the benefit report may be omitted from the benefit report as posted on the website.

5

If the corporation does not have a public website, the corporation shall provide a copy of its most recent benefit report, without charge, to any person that requests a copy. The corporation may omit any proprietary or financial information, including, but not limited to, compensation paid to directors, from the copy of a benefit report that the corporation provides under this paragraph.

ARTICLE EIGHT, SECTION 8.4 – CERTIFICATE FOR SHARES

8.4   Certificates for Shares. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number and date of issuance; the number of shares for which it is issued; a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; if the shares be assessable, or if assessments are collectible by personal action, a plain statement of such facts; and the following statement, conspicuously displayed on the face of the certificate: "This entity is a benefit corporation organized under Part 13 (commencing with Section 14600) of Division 3 of Title 1 of the California Corporations Code."

Every certificate for shares must be authenticated and signed by the President and the Secretary of the Corporation. No certificate or certificates for shares are to be issued until such shares are fully paid, unless the Board authorizes the issuance of certificates or shares as partly paid, provided that such certificates shall state the amount of consideration to be paid therefore and the amount paid thereon.

CERTIFICATE OF SECRETARY

I certify:

(1) That I am the duly elected and acting Secretary of Ouragin, Inc. (the "*Corporation*"), a California benefit corporation; and

(2) That the foregoing amendments to the Bylaws of the Corporation, comprising six (6) pages, constitute amendments to the Bylaws of the Corporation on the date hereof.

IN WITNESS WHEREOF, I have executed this Certificate effective as of September ___17th___, 2021.



_____
Nakulesveran Kulasingam, Secretary

BYLAWS

OF

OURAGIN, INC.

TABLE OF CONTENTS TO THE BYLAWS OF
OURAGIN, INC.

BYLAWS

OF

OURAGIN, INC.

ARTICLE ONE

OFFICES

1.1   Principal Offices. The Board of Directors shall fix the location of the principal executive office of the Corporation at any place within or outside the State of California. If the principal executive office is located outside California and the Corporation has one or more business offices in that state, the Board of Directors shall designate a principal business office within the State of California.

1.2   Other Offices. The Board of Directors or the Officers of the Corporation may at any time establish branch or subordinate offices at any place or places the Corporation is qualified to do business. The Board of Directors may change the location of any office of the Corporation at any time.

ARTICLE TWO

MEETINGS OF SHAREHOLDERS

2.1   Place of Meetings. Meetings of Shareholders may be held at any place within or outside the State of California designated by the Board of Directors. In the absence of that designation, Shareholders' meetings shall be held at the principal executive office of the Corporation.

2.2   Annual Meetings. The annual meeting of the Shareholders shall be held each year on a date and at a time designated by the Board of Directors. The date so designated shall be within (4) months after the end of the fiscal year of the Corporation and within fifteen (15) months after the previous annual meeting. All of the Directors shall be elected at each annual meeting, and any other proper business may be transacted.

2.3   Special Meetings.

(a)   A special meeting of the Shareholders may be called at any time by the Board of Directors, or by the Chairman of the Board of Directors or by the President, or by one or more Shareholders holding, in the aggregate, shares entitled to cast not less than fifty percent (50%) of the votes at that meeting.

(b)   If a special meeting is called by any person other than the Board of Directors, the call shall be in writing. It must specify the place, date and time of the meeting and the general nature of the proposed business to be transacted. The call shall be delivered personally or shall be sent by registered or certified mail or by telegraphic or other facsimile transmission to the President, Chief Financial Officer, or Secretary of the Corporation. The Officer receiving the request shall cause notice to be promptly given to the Shareholders entitled to vote, in accordance with Sections 2.4 and 2.5, that a meeting will be held at the place and on the date and time specified by the person calling the meeting. The special meeting shall be held on a date not less than thirty-five (35) nor more than sixty (60) days after the receipt of the call. If the notice of meeting is not given within twenty (20) days after receipt of the call, the persons calling the meeting may give the notice. Nothing contained in this subparagraph limits, fixes or affects the time when a meeting of Shareholders called by action of the Board of Directors may be held.

2.4   Notice of Shareholders' Meetings.

(a)   All notices of meetings of Shareholders shall be given in accordance with Section 2.5 not less than ten (10) nor more than sixty (60) days before the scheduled date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, the matters which the Board of Directors, at the time of giving the notice, intends to present for action by the Shareholders. The notice of any meetings at which Directors are to be elected shall include the names of all nominees whom, at the time of the notice, the Board of Directors intends to present for election.

(b)   The notice of meeting must also state the general nature of any proposal to approve: (i) a contract or transaction in which a Director has a direct or indirect financial interest, pursuant to California Corporations Code § 310, (ii) an amendment of the Articles of Incorporation, pursuant to California Corporations Code § 902, (iii) a reorganization of the Corporation, pursuant to California Corporations Code § 1201, (iv) a voluntary dissolution of the Corporation, pursuant to California Corporations Code § 11900, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to California Corporations Code § 2007.

2.5   Manner of Giving Notice; Affidavit of Notice.

(a)   Notice of any meeting of Shareholders shall be given either personally or by first-class mail or telegraphic or other written communication, charges prepaid, addressed to each Shareholder at the Shareholder's most recent address appearing on the books of the Corporation or given by the Shareholder to the Corporation for the purpose of notice. If the Corporation has no address for a Shareholder, notice shall be considered properly given if sent to that Shareholder by first-class mail or telegraphic or other written communication addressed to the Corporation's principal executive office to the attention of that Shareholder, or if notice is published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be considered given at the time received when delivered personally or at the time deposited for transmission when sent by mail, by telegram, or by other means of written communication.

(b)   If any notice addressed to a Shareholder at the address of that Shareholder appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the Shareholder at the stated address, all future notices or reports shall be considered duly given without further mailing if they are available to the Shareholder on written demand at the principal executive office of the Corporation for a period of one (1) year from the date each notice or report is given.

(c)   An affidavit of mailing or other means of giving any notice of any Shareholders' meeting shall be executed by the Secretary, Assistant Secretary, or any transfer agent of the Corporation giving the notice. This affidavit shall be filed and maintained in the Minute Book of the Corporation.

2.6   Quorum. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of the Shareholders shall constitute a quorum for the transaction of business. The Shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

2.7   Adjourned Meetings.

(a)   Whether or not a quorum is present, any Shareholders' annual or special meeting may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 2.6.

(b)   When any annual or special meeting of the Shareholders is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place are announced at the meeting at which the adjournment is taken, unless a new record date for that adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, and in that case, the Board of Directors shall set a new record date. Any required notice of an adjourned meeting shall be given to each Shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.4 and 2.5. The Corporation may transact any business at the adjourned meeting which might properly have been transacted at the original meeting.

2.8   Shareholder Voting.

(a)   The Shareholders entitled to vote at any Shareholders' meeting shall be determined in accordance with Section 2.11, subject to the provisions of California Corporations Code §§ 702 to 704, inclusive, concerning voting of shares held by a fiduciary, in the name of a Corporation, or in joint ownership. The Shareholders' vote may be by voice vote or by ballot to be determined by the Board of Directors. However, any election of Directors must be by ballot if demanded by any Shareholder before the voting has begun. On any matter other than election of Directors, any Shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the Shareholder fails to specify the number of shares which the Shareholder is voting affirmatively, it will be conclusively presumed that the Shareholder's approving vote includes all the shares that the Shareholder is entitled to vote.

(b) If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter other than the election of Directors shall be the act of the Shareholders, unless the vote of a greater number or voting by classes is required by the California Corporations Code or by the Articles of Incorporation.

(c) At a Shareholders' meeting at which Directors are to be elected, no Shareholder may cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which that Shareholder is entitled to cast) unless the candidates' names have been placed in nomination prior to commencement of the voting and a Shareholder has given notice to the meeting prior to the commencement of the voting of the Shareholder's intention to cumulate votes. If any Shareholder has given that notice, every Shareholder entitled to vote may cumulate votes for the candidates in nomination. Each Shareholder may give one candidate up to the number of votes equal to the number of Directors to be elected multiplied by the number of votes to which that Shareholder's shares are entitled, or may distribute the total number of that Shareholder's votes as so calculated among any or all of the candidates. The candidates receiving the highest number of affirmative votes, up to the number of Directors to be elected, shall be elected.

2.9   Waiver of Notice or Consent by Absent Shareholders.

(a) The transactions of any annual or special meeting of Shareholders, however called and noticed, and wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum is present, in person or by proxy, and if, before or after the meeting, each person entitled to vote who was not present, in person or by proxy, signs a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any annual or special meeting of the Shareholders, except that if action is taken or proposed to approve any of those matters specified in Section 2.4(b), the waiver of notice shall state the general nature of the proposal. All waivers, consents and approvals shall be filed with the corporate records or shall be made a part of the minutes of the meeting.

(b) Attendance by a person at a meeting constitutes a waiver of notice of and presence at that meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required by the California Corporations Code to be included in the notice of the meeting, but not included, if that objection is expressly made at the meeting.

2.10   Shareholder Action By Written Consent Without a Meeting.

(a)   Any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if written consent setting forth the action taken is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted.

(b)   In the case of election of Directors, the consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of Directors. However, a Director may be elected at any time to fill a vacancy on the Board of Directors that has not been filled by the Directors by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of Directors.

(c)   All consents shall be filed with the Secretary of the Corporation and shall be maintained in the corporate records.

(d)   Any Shareholder who gives written consent, or the Shareholder's proxy holder, or a transferee of the shares or a personal representative of the Shareholder or their respective proxy holders, may revoke the consent by a writing received by the Secretary of the Corporation before written consents of the number of shares required to authorize the proposed action have been filed with the Secretary.

(e)   If the consent of all Shareholders entitled to vote has not been solicited in writing, and if the unanimous written consent of all Shareholders has not been received, the Secretary shall give prompt notice of any corporate action approved by the Shareholders without a meeting. This notice shall be given in accordance with Section 2.5. It must be given at least ten (10) days before the consummation of any authorized action involving: (i) contracts or transactions in which a Director has a direct or indirect financial interest, pursuant to California Corporations Code § 310, (ii) indemnification of agents of the Corporation, pursuant to California Corporations Code § 317, (iii) a reorganization of the Corporation, pursuant to California Corporations Code § 1201, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to California Corporations Code § 2007.

2.11   Record Date for Shareholder Notice, Voting, and Consents.

(a)   To determine the Shareholders entitled to notice of any meeting, or entitled to vote or to consent to corporate action without a meeting, the Board of Directors may fix a record date in advance. The record date shall not be more than sixty (60) days nor less than ten (10) days before the date of any meeting nor more than sixty (60) days before any action without a meeting. Only Shareholders of record on the date fixed are entitled to notice and to vote or to give consents, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the California Corporations Code.

(b)   If the Board of Directors does not fix a record date:

(i)   The record date for determining Shareholders entitled to notice of or to vote at a Shareholders' meeting is the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, the close of business on the business day immediately preceding the day on which the meeting is held;

(ii)   The record date for determining Shareholders entitled to consent in writing to corporate action without a meeting when no prior action of the board has been taken is the date on which the first written consent is given, or, when prior action of the board has been taken, the close of business on that day on which the board adopts the resolution relating to that action of the sixtieth (60th) day before the date of that action, whichever is later.

2.12   Proxies. Every Shareholder entitled to vote for Directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a proxy validly executed by the Shareholder. A proxy may be executed by written authorization signed, or by electronic transmission authorized, by the Shareholder or the Shareholder's attorney in fact, giving the proxyholder(s) the power to vote the Shareholder's shares. A proxy shall be deemed signed if the Shareholder's name or other authorization is placed on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission or otherwise) by the Shareholder or the Shareholder's attorney in fact. A proxy may also be transmitted orally by telephone if submitted with information from which it may be determined that the proxy was authorized by the Shareholder or the Shareholder's attorney in fact.

A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy; provided, however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of such proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of California Corporations Code §§ 705(e) and (f).

2.13   Inspectors of Election.

(a)   Before any meeting of Shareholders, the Board of Directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are appointed by the Board of Directors, the chairman of the meeting may, and on the request of any Shareholder or Shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more Shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of any Shareholder or Shareholder's proxy shall, appoint a person to fill that vacancy.

(b)   These inspectors shall:

(i)   Determine the number of shares outstanding, the voting power of each share, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(ii)   Receive votes, ballots, or consents;

(iii)   Hear and determine all challenges and questions in any way arising in connection with the right to vote;

(iv)   Count and tabulate all votes or consents;

(v)   Determine the result; and

(vii)   Do all other proper acts to conduct the election or the vote with fairness to all Shareholders.

ARTICLE THREE

DIRECTORS

3.1   Powers.

(a)   The business and affairs of the Corporation shall be managed by and all corporate powers shall be exercised by or under the direction of the Board of Directors. These powers are subject to the provisions of the California Corporations Code and any limitations in the Articles of Incorporation and these Bylaws which require certain actions to be approved by the Shareholders or by outstanding shares.

(b)   Without prejudice to these general powers, and subject to the same limitations, the Directors have the power to:

(i)   Select and remove all Officers, agents, and employees of the Corporation; prescribe all their powers and duties consistent with law, with the Articles of Incorporation, and with these Bylaws; fix their compensation; and require from them security for faithful service;

(ii)   Cause the Corporation to be qualified to do business in any other state, territory, dependency or country and to conduct business within or outside the State of California;

(iii)   Prescribe and change the forms of stock certificates;

(iv)   Authorize the issuance of shares of stock of the Corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled, or tangible or intangible property actually received;

(v)   Borrow money and incur indebtedness on behalf of the Corporation, and cause to be executed and delivered for the Corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation, and other evidences of debt and security for those debts.

3.2   Number and Qualification of Directors. The authorized number of Directors is three (3) until changed by a duly adopted amendment to the Articles of Incorporation or by an amendment to this Bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. However, if there are ever five (5) or more Directors of this Corporation, an amendment reducing the fixed or minimum number of Directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting to an action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.

3.3   Election and Term of Office of Directors. Directors shall be elected at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

3.4   Vacancies.

(a)   Vacancies on the Board of Directors may be filled by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, except that a vacancy created by the removal of a Director by the vote or written consent of the Shareholders or by court order may be filled only by the vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present if the affirmative vote constitutes at least a majority of the required quorum, or by the unanimous written consent of all shares entitled to vote for the election of Directors. Each Director so elected shall hold office until the next annual meeting of the Shareholders and until a successor has been elected and qualified.

(b)   A vacancy on the Board of Directors shall exist upon the death, resignation or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court of who has been convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail to elect all the Directors to be chosen at any meeting at which Directors are elected.

(c)   The Shareholders may elect a Director at any time to fill any vacancy not filled by the Directors. Election by written consent, other than to fill a vacancy created by removal, requires the consent of a majority of the outstanding shares entitled to vote.

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(d)   Any Director may resign by written notice to the Chairman of the Board, the President, the Secretary, or the Board of Directors. Unless the notice specifies a later time for the resignation to become effective, it is effective upon delivery. If the Director's resignation is effective at a future time, the Board of Directors may elect a successor to take office when the resignation becomes effective.

(e)   No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

3.5   Removal of Directors. The entire Board of Directors or any individual Director may be removed from office as provided by California Corporations Code §§ 302, 303 and 304. In such a case, the remaining Board Members may elect a successor Director to fill such vacancy for the removed Director's remaining unexpired term. No Director may be removed (unless the entire Board is removed) when the votes cast against removal or not consenting in writing to such removal would be sufficient to elect such Director if voted cumulatively at an election at which the same total number of votes were cast for, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of Directors authorized at the time of the Directors most recent election were then being elected; and when by the provisions of the Articles of Incorporation the holders of the shares of any class or series voting as a class or series are entitled to elect one or more Directors, any Director so elected may be removed only by the applicable vote of the holders of the shares of that class or series.

3.6   Place of Meetings. Regular meetings of the Board of Directors shall be held at any place within or outside the State designated from time to time by Board resolution. Absent such resolution, regular meetings shall be held at the corporation's principal executive office. Special meetings shall be held at any place within or outside the State designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the Corporation's principal executive office.

Any meeting may be held by telephone conference, and participation in such meeting shall constitute presence at such meeting, so long as all Directors participating in such meeting can hear one another.

Any meeting may be held by electronic video screen or other communications equipment, and participation in such meeting shall constitute presence at such meeting, so long as (i) each Director participating in the meeting can communicate with all of the others concurrently; (ii) each Director is provided with the means of participating in all matters before the Board, including the capacity to propose or object to a specific action proposed to be taken by the Corporation; and (iii) the Board adopts some means of verifying (e.g., through voice or image recognition, use of passwords or similar codes) that all participants are Directors or other persons entitled to participate and that all Board actions and votes are taken only by Directors and not be persons who are not Directors.

3.7   Annual Meetings. Immediately following each annual meeting of Shareholders, the Board of Directors shall hold a regular meeting for the purpose of organization, election of officers and the transaction of other business. Notice of this meeting shall not be required. Minutes of any meeting of the Board, or of any committee thereof, shall be maintained as required by California Corporations Code § 1500 or by the Secretary or other officer designated for that purpose.

3.8   Other Regular Meetings. Other regular meetings of the Board of Directors shall be held without call at such time as shall from time to time be fixed by the Board of Directors. Such regular meetings may be held without notice, provided the time and place has been fixed by the Board of Directors, and further provided the notice of any change in the time of such meetings shall be given to each Director in the same manner as notice for special meetings of the Board of Directors. If said day falls upon a Saturday, Sunday or holiday, such meetings shall be held on the preceding Friday.

3.9   Special Meetings. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President, Chief Executive Officer, Vice President, Secretary or by any two (2) Directors.

3.10   Notice of Special Meetings. Notice of the time and place of special meetings shall be delivered personally or by telephone to each Director or shall be sent by first-class mail or telegram, postage or charges prepaid, addressed to each Director at that Director's most current address in the records of the Corporation. A mailed notice must be deposited in the United States mail at least four (4) days before the time set for the meeting. A notice given personally or by telephone or telegram, shall be delivered personally or by telephone to the Director or shall be delivered to the telegraph company at least forty-eight (48) hours before the time set for the meeting. Any oral notice given personally or by telephone may be communicated either to the Director or to a person at the office of the Director who the person giving the notice has reason to believe will promptly communicate it to the Director. The notice need not specify the purpose of the meeting, and it need not specify its location if the meeting is to be held at the principal executive office of the Corporation.

3.11   Quorum. The presence of a majority of the Directors constitutes a quorum of the Board of Directors for the transaction of business. Any act approved by a majority of the Directors present at a duly held meeting at which a quorum is present is the act of the Board of Directors. A majority of the Directors present, even if less than a quorum, may adjourn a meeting to another time and place. If a meeting is adjourned for more than twenty-four (24) hours, notice of the adjournment to another time and place shall be given before the adjourned meeting to each director not present at the time of the adjournment.

3.12   Waiver of Notice. The transactions of any meeting of the Board of Directors, however called, noticed or wherever held, shall be as valid as though had at a meeting duly held after the regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. Waiver of notices or consents need not specify the purpose of the meeting.

All such waivers, consents and approvals shall be filed with the corporate records or made part of the meeting minutes. Notice of a meeting shall also be deemed given to any Director who attends without protesting the lack of notice to such Director. A majority of the authorized number of Directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 11 of this Article Three. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum was present shall be regarded as the act of the Board of Directors, subject to the provisions of California Corporations Code §§ 310, 311 and 317(e). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.13   Adjournment. A majority of the Directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

3.14   Notice of Adjournment. Notice of the time and location of an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours; in that case notice of the time and place shall be given pursuant to Section 3.10 before the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

3.15   Directors Acting By Unanimous Written Consent. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting with the same force and effect as if taken by unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board of Directors.

3.16   Fees and Compensation of Directors. Directors and members of committees may receive compensation for their services, and reimbursement of expenses, as fixed or determined by the Board of Directors. This Section does not preclude any Director from serving the Corporation in any other capacity as an Officer, agent, employee or otherwise, or from receiving compensation for those services.

ARTICLE FOUR

COMMITTEES

4.1   Committees. Committees of the Board may be appointed by resolution passed by a majority of the whole Board. Committees shall be composed of two (2) or more members of the Board and shall have such powers of the Board as may be expressly delegated to them by resolution of the Board of Directors. The Board may designate one (1) or more Directors as alternative members of any committee, who may replace any absent member of any meeting of the committee. Committees shall have such powers of the Board of Directors as may be expressly delegated to it by resolution of the Board of Directors except those powers expressly made nondelegable by California Corporations Code § 311.

4.2   Advisory Directors. The Board of Directors from time to time may elect one (1)

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or more persons to be Advisory Directors, who shall not by such appointment be members of the Board of Directors. Advisory Directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the Board of Directors upon invitation and to furnish consultation to the Board. The period during which the title shall be held may be prescribed by the Board of Directors. If no period is prescribed, title shall be held at the pleasure of the Board.

4.3   Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article Three of these Bylaws, concerning place of meetings, telephone meetings, regular and special meetings and notice, quorum, waiver of notice, adjournment, notice of adjournment, and action without meeting. The context of those Sections changes as necessary to substitute the committee and its members for the Board of Directors and its members. The time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee. Special meetings of committees may also be called by resolution of the Board of Directors, and notice of special meetings of committees shall also be given to all alternate members who have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the governance of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE FIVE

CORPORATE OFFICERS

5.1   Officers. The Officers of the Corporation shall be a President, a Secretary, and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, Chief Executive Officer, one or more Vice Presidents, and any other Officers appointed in accordance with Section 5.3. Any number of offices may be held by the same person.

5.2   Election of Officers. The Officers of the Corporation, except Officers appointed in accordance with Section 5.3 or Section 5.5, shall be chosen by the Board of Directors. Each Officer serves at the pleasure of the Board or Directors, subject to the rights, if any, of that Officer under a contract of employment.

5.3   Subordinate Officers. The Board of Directors may empower the President to appoint and remove such officers (other than the principal officers) as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

5.4   Removal and Resignation of Officers.

(a)   Subject to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, with or without cause, by the Board of Directors, at any regular or special board meeting or, except in case of an Officer chosen by the Board of Directors, by any Officer upon whom the power of removal may be conferred by the Board.

(b)   Any Officer may resign at any time by giving written notice to the Corporation. The resignation shall take effect at the date of receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. Any resignation is without prejudice to the rights of the Corporation under any contract to which the Officer is a party.

5.5   Office Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to such office.

5.6   Chairman of the Board. The Chairman of the Board, if that Officer is elected, shall, when present, preside at meetings of the Board of Directors and exercise and perform all other powers and duties assigned by the Board of Directors or prescribed by the Bylaws. If the Corporation does not have a President, the Chairman of the Board shall be the Chief Executive Officer of the Corporation and shall have the powers and duties of the President prescribed in Section 5.7.

5.7   President. Subject to any supervisory powers given by the Board of Directors to the Chairman of the Board, if any, the President shall be the Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the Officers of the Corporation. The President shall preside at all meetings of the Shareholders, and in the absence of the Chairman of the Board or if the Corporation does not have a Chairman of the Board, shall preside at all meetings of the Board of Directors. The President has the general powers and duties of management usually vested in the office of the President of a Corporation, and shall have the other powers and duties prescribed by the Board of Directors or the Bylaws.

5.8   Vice Presidents. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have the other powers and perform the other duties prescribed for them respectively by the Board of Directors, by the Bylaws, by the President, or by the Chairman of the Board.

5.9   Secretary.

(a)   The Secretary shall keep or cause to be kept a Corporate Minute Book. The Minute Book shall contain minutes of all meetings and actions of Directors, committees of Directors, and Shareholders. The minutes shall include the time and place of each meeting, whether regular or special, and, if special, how authorized, the notice given, the names of those present at Board of Directors' meetings or committee meetings, the number of shares present or represented at Shareholders' meetings, and the proceedings of each meeting.

(b)   The Secretary shall keep or cause to be kept a share register of a duplicate share register showing the names of all Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c)   The Secretary shall give, or cause to be given, notice of all meetings of the Shareholders and of the Board of Directors, as required by law or these Bylaws, and shall have the other powers and perform the other duties prescribed by the Board of Directors or by the Bylaws.

5.10   Chief Financial Officer.

(a)   The Chief Financial Officer shall keep and maintain, or cause to be maintained, adequate and correct records of accounts of the properties and business transactions of the Corporation, including amounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall be open at all reasonable times for inspection by any Director.

(b)   The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with the depositories designated by the Board of Directors, shall disburse the funds of the Corporation as ordered by the Board of Directors, shall render to the President and Directors, whenever requested, an account of all transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have the other powers and perform the other duties prescribed by the Board of Directors or the Bylaws.

ARTICLE SIX

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

6.1   Definitions. In this Article:

(a)   "Agent" shall mean any person who is, or was, a Director, Officer, employee or other agent of this Corporation, or is, or was, serving at the request of this Corporation as a Director, Officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a Director, Officer, employee, or agent of a foreign or domestic corporation which was a predecessor of this Corporation or of another enterprise at the request of that predecessor corporation;

(b)   "Proceeding" shall mean any threatened, pending or completed civil, criminal, administrative or investigative action or proceeding; and

(c)   "Expenses" shall mean any expenses of establishing a right to indemnification under Section 6.4 or Section 6.5(c), including, without limitation, attorneys' fees.

6.2   Actions Not By the Corporation. Pursuant to this Article Six, this Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of this Corporation to procure a judgment in its favor) because that person is or was an agent of this Corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner which that person reasonably believed to be in the best interests of this Corporation, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of this Corporation or that the person had reasonable cause to believe that the conduct was unlawful.

6.3   Actions By the Corporation. Pursuant to this Article Six, this Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of this Corporation to procure a judgment in its favor because that person is or was an agent of this Corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person is or was an agent of this Corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner which that person believed to be in the best interests of this Corporation and with such care, including reasonable inquiry, that an ordinarily prudent person in a like position would use under similar circumstances. No indemnification shall be made under Section 6.3:

(a)   For any claim, issue or matter as to which that person is adjudged to be liable to this Corporation in the performance of that person's duty to this Corporation, unless and only to the extent that the court in which that proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, that person is fairly and reasonably entitled to indemnity for expenses as determined by the court;

(b)   For amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval; or

(c)   For expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval.

6.4   Successful Defense by Agent. To the extent that an agent of this Corporation is successful on the merits in defense of any proceeding referred to in Sections 6.2 or 6.3, or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in that defense.

6.5   Required Approval. Except as provided in Section 6.4, any indemnification under this Article Six shall be made by this Corporation only if authorized in the specific case on a determination that indemnification of the agent is proper under the circumstances because the agent has met the applicable standard of conduct set forth in Section 6.2 or 6.3. This approval may be given by:

(a)   A majority vote of a quorum consisting of Directors who are not parties to the proceeding. If such a quorum of Directors is not obtainable, by independent legal counsel in a written opinion; or

(b)   Approval by the affirmative vote of a majority of the shares of this Corporation represented and voting at a duly held meeting at which a quorum is present if the shares voting quorum, or by the written consent of holders of a majority of this outstanding shares entitled to vote; for this purpose, the shares owned by the person to be indemnified are not entitled to vote; or

(c)   The court in which the proceeding is or was pending, on application made by this Corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by this Corporation.

6.6   Advance of Expenses. Expenses incurred defending any proceeding may be advanced by this Corporation before the final disposition of the proceeding on receipt of an undertaking by or on behalf of the agent to repay the amount of the advance unless it is ultimately determined that the agent is entitled to be indemnified as authorized in this Article Six.

6.7   Other Contractual Rights. Nothing contained in this Article Six affects any right to indemnification to which persons other than Directors and Officers of this Corporation or any subsidiary may be entitled by contract or otherwise.

6.8   Limitations. No indemnification or advance shall be made under this Article Six, except as provided in Section 6.4 or Section 6.5(c), in any circumstances where it appears that:

(a)   It would be inconsistent with a provision of the Articles of Incorporation or Bylaws, a resolution of the Shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   It would be inconsistent with any condition expressly imposed by a court in approving a settlement.

6.9   Insurance. This Corporation may, upon determination by the Board of Directors, purchase and maintain insurance on behalf of any agent of the Corporation against any liability which might be asserted against or incurred by the agent in that capacity or which might arise out of the agent's status as agent whether or not this Corporation would have the power to indemnify the agent against that liability under the provisions of this Article Six.

6.10   Fiduciaries of Corporate Employee Benefit Plans. This Article Six does not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be an agent of the Corporation as defined in Section 6.1. This Corporation may, however, upon approval in accordance with Section 6.5, indemnify and purchase and maintain insurance on behalf of any fiduciary of those plans, trusts or provisions.

6.11   Amendment of California Law. If California law regarding indemnification of Directors, Officers, employees and other agents of Corporations, as in effect at the time of adoption of these Bylaws, is subsequently amended to increase the scope of permissible indemnification beyond that set forth in this Article Six, the indemnification authorized by this Article Six shall be co-extensive with that afforded by California law as amended.

ARTICLE SEVEN

CORPORATE RECORDS AND REPORTS; INSPECTION

7.1   Maintenance and Inspection of Share Register.

(a)   The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if one or the other is appointed, and as determined by resolution of the Board of Directors, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of shares held by each Shareholder.

(b)   A Shareholder or Shareholders of the Corporation holding at least ten percent (10%) in the aggregate of the outstanding voting shares of the Corporation may (i) inspect and copy the records of Shareholders' names and addresses and shareholdings during usual business hours on five (5) days prior written demand on the Corporation, and (ii) obtain from the Corporation's transfer agent, on written demand and on the tender of the transfer agent's usual charges for the list, a list of the names and addresses of Shareholders entitled to vote for the election of Directors, and their shareholdings, as of the most recent record date for which that list has been compiled or as of a date specified by the requesting Shareholder after the date of demand. This list shall be made available to that Shareholder by the transfer agent on or before the later of five (5) days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of Shareholders shall also be open to inspection on the written demand of any Shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to that person's interests as a Shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section may be made in person or by an agent or attorney of the Shareholder or holder of a voting trust certificate making the demand.

7.2   Maintenance and Inspection of Bylaws. The Corporation shall keep the original or copy of the Bylaws as amended to date at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in California. The Bylaws shall be open to inspection by the Shareholders at all reasonable times during usual business hours. If the principal executive office of the Corporation is outside the State of California and the Corporation has no principal business office in that state, the Secretary shall, upon the written request of any Shareholder, furnish to that Shareholder a copy of the Bylaws as amended to date.

7.3   Maintenance and Inspection of Other Corporate Records. The accounting books and records and minutes of proceedings of the Shareholders and the Board of Directors and all committees of the Board of Directors shall be kept at the place or places designated by the Board of Directors, or, in the absence of designation, at the principal executive office of the Corporation. The minutes shall be kept in written form and the accounting books and records shall be kept in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any Shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the person's interests as a Shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection extend to the records of each subsidiary Corporation of this Corporation.

7.4   Inspection by Directors. Every Director has the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the Corporation and each of its subsidiary Corporations. Inspection by a Director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts. Ten (10) days' notice must be given in writing to the Board of Directors.

7.5   Annual Report to Shareholders. The requirement that the Board of Directors cause an annual report, meeting all of the requirements of California Corporations Code § 1501, to be sent to the Shareholders of the Corporation is hereby waived.

7.6   Financial Statements.

(a)   A copy of the annual financial statement and any income statement of the Corporation for each fiscal year, and any accompanying balance sheet of the Corporation as of the end of each period, which are prepared by the Corporation shall be kept on file in the principal executive office of the Corporation for twelve (12) months following its date. Each statement shall be exhibited at all reasonable times to any Shareholder demanding an examination of any statement or a copy shall be mailed to the requesting Shareholder.

(b)   If a Shareholder or Shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the Corporation makes a written request to the Corporation for an income statement and balance sheet of the Corporation for the three-month, six-month or nine-month period of the current fiscal year ended more than thirty (30) days before the date of the request, the Chief Financial Officer shall cause the statement to be prepared, if not already prepared, and shall deliver the statement personally or by mail to the person making the request within thirty (30) days after receipt of the request. If the Corporation has not sent to the Shareholders its annual report for the last fiscal year, that report shall likewise be delivered or mailed to the requesting Shareholder within thirty (30) days after the request.

(c)   If no annual report for the last fiscal year has been sent to Shareholders, the Corporation shall, upon the written request of any Shareholder made more than one hundred twenty (120) days after the close of that fiscal year, deliver or mail the financial statements required by Corporations Code § 1501(a) for that year to the requesting person within thirty (30) days following the request.

(d)   The quarterly income statements and balance sheets referred to in this Section shall be accompanied by the report, if any, of any independent accountants engaged by the Corporation or by the certificate of an authorized Officer of the Corporation that the financial statements were prepared without audit from the books and records of the Corporation.

7.7   Annual Statement of General Information. The Corporation shall, in a timely manner, in each year, file with the Secretary of State of California, on the prescribed form, a statement setting forth the authorized number of Directors, the names and complete business or residence addresses of all incumbent Directors, the names and complete business or residence addresses of the President or Chief Executive Officer, Secretary, and Chief Financial Officer, the street address of its principal executive office or principal business office in this state and the general type of business constituting the principal business activity of the corporation, together with a designation of the agent of the corporation for the purpose of the service of process, all in compliance with California Corporations Code § 1502.

ARTICLE EIGHT

GENERAL CORPORATE MATTERS

8.1   Record Date for Purposes Other than Notice and Voting.

(a)   For purposes of determining the Shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action (other than voting or action by Shareholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days before that action and only Shareholders of record on the date fixed are entitled to receive the dividend, distribution or allotment of rights or to exercise the rights, notwithstanding any transfer of any shares on the books of the Corporation after the record date so fixed, except as otherwise provided in the California Corporations Code.

(b)   If the Board of Directors does not fix a record date, the record for determining Shareholders for any of these purposes shall be at the close of business on the day on which the Board of Directors adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

8.2   Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the Corporation shall be signed or endorsed by the person or persons in the manner determined from time to time by the Board of Directors.

8.3   Corporate Contracts and Instruments. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any Officer or Officers, or agent or agents, to enter into any contract or to execute any instrument in the name of, and on behalf of, the Corporation. This authority may be general of confined to specific instances, and, unless so authorized or ratified by the Board of Directors or within the agency power of the Officer, no Officer, agent or employee has the power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.4   Certificates for Shares. Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state the name of the record holder of the shares represented thereby; its number and date of issuance; the number of shares for which it is issued; a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; and if the shares be assessable, or if assessments are collectible by personal action, a plain statement of such facts.

Every certificate for shares must be authenticated and signed by the President and the Secretary of the Corporation. No certificate or certificates for shares are to be issued until such shares are fully paid, unless the Board authorizes the issuance of certificates or shares as partly paid, provided that such certificates shall state the amount of consideration to be paid therefore and the amount paid thereon.

8.5   Transfer on the Books. Upon surrender to the Secretary or transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

8.6   Lost Certificates. Except as provided in this Section, no new certificates for shares shall be issued to replace an old certificate unless the latter is surrendered to the Corporation and canceled at the same time. The Board of Directors may, in case of any share certificates or certificate for any other security is lost, stolen or destroyed, authorize the issuance of a replacement certificate on any terms and conditions the board requires, including provision for indemnification of the Corporation secured by a bond or other security sufficient to protect the Corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.

8.7   Representation of Shares of Other Corporations. The Chairman of the Board, the President, or any other person authorized by the Board of Directors or by any of these designated Officers, is authorized to vote on behalf of the Corporation any shares of any other Corporations, foreign or domestic, standing in the name of the Corporation. The authority granted to these Officers to vote or represent on behalf of the Corporation any shares held by the Corporation in any other Corporation may be exercised by any of these Officers in person or by any person authorized to do so by a proxy duly executed by these Officers.

8.8 <u>Construction and Definitions</u>. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the California Corporations Code govern the construction of these Bylaws. Without limiting the generality of this provision, the singular and plural number each includes the other and the term "person" includes both a Corporation and a natural person.

ARTICLE NINE

<u>CORPORATE LOANS AND GUARANTEES TO DIRECTORS, OFFICERS AND EMPLOYEES</u>

9.1 <u>Limitation on Corporate Loans and Guarantees</u>. Unless permitted under Section 9.2 or 9.3, or unless approved by the vote of the holders of a majority of the shares of all classes, regardless of limitations or restrictions on voting rights, excluding shares held by the benefitted Director, Officer or person, this Corporation shall not loan money or property to, or guarantee any obligation of:

(a) Any Director or Officer of the Corporation or of its parent or subsidiary, or

(b) Any person upon the security of shares of this Corporation or of its parent unless the loan or guaranty is otherwise adequately secured.

9.2 <u>Limitation on Corporate Guarantees</u>. This Corporation may provide a guarantee to any Director or Officer of the Corporation that has personally guaranteed a debt incurred on behalf of the Corporation, subject the limitations as set forth in California Corporations Code § 310 and other applicable law. Such guarantee can allow the Corporation to defend and indemnify any such Officer or Director to the extent necessary, including attorney's fees, to defend any suit brought to enforce any such guarantee.

9.3 <u>Permissible Corporate Loans and Guarantees</u>. This Corporation may lend money to or guarantee any obligation of any Officer or other employee of this Corporation or of any subsidiary, including any Officer or employee who is also a Director, pursuant to an employee benefit plan (including without limitation, any stock purchase or stock option plan) available to executives or other employees, whenever the Board of Directors determines that the loan or guaranty may reasonably be expected to benefit the Corporation. If the plan includes Officers or Directors, it shall be approved or ratified by the affirmative vote of the holders of a majority of the shares of this Corporation entitled to vote, given by written consent, or by voting at a duly held meeting at which a quorum is present, after disclosure of the right under the plan to include Officers or Directors. The loan or guaranty may be with or without interest and may be unsecured or secured in any manner the Board of Directors approves, including without limitation, a pledge of shares of the Corporation. This Corporation may advance money to a

Director or Officer of the Corporation or of its parent or any subsidiary for expenses reasonably anticipated to be incurred in the performance of the duties of that Director or Officer provided that in the absence of the advance the Director or Officer would be entitled to be reimbursed for those expenses.

ARTICLE TEN

AMENDMENTS

10.1 <u>Amendment by Shareholders</u>. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. However, if the Articles of Incorporation sets forth the authorized number of Directors, then the authorized number of Directors may be changed only by an amendment of the Articles of Incorporation.

10.2 <u>Amendment by Directors</u>. Subject to the rights of the Shareholders as provided in Section 10.1 of these Bylaws and Corporations Code § 212, Bylaws, other than a bylaw or a bylaw amendment changing the authorized number of Directors, may be adopted, amended or repealed by the Board of Directors.

CERTIFICATE OF SECRETARY

The undersigned certifies that:

1.   I am the duly elected and acting Secretary of OURAGIN, INC.

2.   The Bylaws to which this certificate is attached, comprising pages 1 to 27, inclusive, constitute the Bylaws of that Corporation as duly adopted by the Board of Directors of the Corporation on July 27, 2020.

IN WITNESS WHEREOF, I have subscribed my name to this Certificate on July 27, 2020.



_____
Nakulesveran Kulasingam, Secretary

EXHIBIT D: ARTICLES OF INCORPORATION

For Office Use Only

-FILED-

File No.: BA20220704714

Date Filed: 8/15/2022

Entity Name: Ouragin, Inc.

Entity Number: 4618842



Ⓟ

RESTATED ARTICLES OF INCORPORATION OF OURAGIN, INC.

These Restated Articles of Incorporation are submitted for filing pursuant to the applicable provisions of the California General Corporation Law.

The undersigned certify that:

1. They are the president and the secretary, respectively, of Ouragin, Inc., a California corporation (the "**Corporation**").

2. The Articles of Incorporation of this Corporation are amended and restated to read as set forth on "Exhibit A" hereto, which is attached and incorporated by this reference, as if set forth fully herein.

3. These Restated Articles of Incorporation have been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is . The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

SIGNATURE PAGE FOLLOWS

B0886-7093 08/15/2022 5:00 PM Received by California Secretary of State

EXHIBIT A

**AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
OURAGIN, INC.**

ARTICLE I

The name of the Corporation is Ouragin, Inc.

ARTICLE II

The Corporation is a benefit corporation. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust corporation business or the practice of a profession permitted to be incorporated by the California Corporations Code. The specific public benefit purposes of the Corporation are (i) to promote economic opportunity for individuals or communities beyond the creation of jobs in the ordinary course of business; (ii) to preserve the environment; and (iii) to improve human health.

ARTICLE III

Immediately upon the filing of these Amended and Restated Articles of Incorporation with the Secretary of State of the State of California (the "**Effective Time**"), automatically and without further action on the part of holders of capital stock of the Corporation, every one (1) share of the Corporation's Common Stock either issued and outstanding or held by the Corporation as treasury stock as of immediately prior to the Effective Time (the "**Old Common Stock**") shall be reclassified as, and become, one (1) share of Class B Common Stock (as defined herein) (the "**Reclassification**"). The Reclassification shall occur automatically as of the Effective Time without any further action by the holders of the shares affected thereby and whether or not any certificates representing such shares are surrendered to the Corporation. Upon the Effective Time, each certificate that as of immediately prior to the Effective Time represented shares of Old Common Stock shall be deemed to represent an equivalent number of shares of Class B Common Stock. The Reclassification shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Old Common Stock of the Corporation. The Reclassification shall not in any way modify, amend, or alter any shares of Class A Common Stock (as defined herein) or the respective rights or restrictions thereof.

The Corporation is authorized to issue fifteen million (15,000,000) shares of common stock ("**Common Stock**"), of which three million ninety-seven thousand six hundred ninety-five (3,097,695) shares is designated Class A Common Stock ("**Class A Common Stock**") and eleven million nine hundred two thousand three hundred five (11,902,305) shares shall be designated Class B Common Stock ("**Class B Common Stock**"). The Class A Common Stock shall be non-voting, such that, unless provided by law, the holders of Class A Common Stock shall have no right to vote on any matter submitted to the shareholders of the Corporation for such vote. Each outstanding share of Class B Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the shareholders of the Corporation for such vote.

ARTICLE IV

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Unless applicable law otherwise requires, any amendment, repeal or modification of this Article IV shall not adversely affect any right of any director under this Article IV that existed at or prior to the time of such amendment, repeal or modification.

ARTICLE V

To the maximum extent permitted from time to time under the law of the State of California, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its officers, directors or shareholders, other than those officers, directors or shareholders who are employees of the Corporation. No amendment or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any officer, director or shareholder of the Corporation for or with respect to any opportunities of which such officer, director, or shareholder becomes aware prior to such amendment or repeal.

ARTICLE VI

The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) to the fullest extent permissible under California law through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204(a)(11) of the California Corporations Code. Unless applicable law otherwise requires, any amendment, repeal or modification of any provision of this Article VI shall not adversely affect any contract or other right to indemnification of an agent of the Corporation that existed at or prior to the time of such amendment, repeal or modification.

The Corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the General Corporation Law) of the Corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such to the fullest extent permissible under California law and whether or not the Corporation would have the power to indemnify the agent under Section 317 of the General Corporation Law or these Articles of Incorporation.

For the purposes of this Article VI, references to the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger and the corporation which, if its separate existence had continued, would have had power and authority to (or in fact did) indemnify its directors, officers or agents, so that any person who is or was a director, officer or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, amend or repeal any or all of the Bylaws of the Corporation. The Bylaws may also be amended or repealed by the approval of the outstanding shares of the Corporation except as provided in section 212 of the California Corporations Code.

Dated: August 2, 2022

_____
Shaun Veran, President

_____
Nakulesveran Kulasingam, Secretary

We further declare under penalty of perjury under the laws of the State of California that the matters set out in these Restated Articles of Incorporation are true and correct of our own knowledge.

Signed on this 2nd day of August, 2022 at El Monte, CA.



Shaun Veran, President

Nakulesveran Kulasingam, Secretary

B0886-7094 08/15/2022 5:00 PM Received by California Secretary of State

A0857362

FILED LCF
Secretary of State
State of California

SEP 24 2021

4618842

CERTIFICATE OF AMENDMENT OF
THE ARTICLES OF INCORPORATION OF
OURAGIN, INC.

Shaun Veran and Nakulesveran Kulasingam certifiy that:

1. They are the President and the Secretary, respectively, of Ouragin, Inc., a California corporation, with California Entity Number C4618842.

2. Article V of the Articles of Incorporation of this corporation is amended to read in its entirety as follows:

"V.

A. This corporation is a benefit corporation.

B. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

C. The specific public benefit purposes of this corporation are to:

1. Promote economic opportunity for individuals or communities beyond the creation of jobs in the ordinary course of business,
2. Preserve the environment, and
3. Improve human health."

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. This corporation has only one class of shares and the number of outstanding shares is ten million (10,000,000). The number of shares voting in favor of the amendment equaled or exceeded the vote required, and the vote of approval was unanimous.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

A0857362

DATED: September 17th, 2021



Shaun Veran, President



Nakulesveran Kulasingam, Secretary

4 6 18 8 4 2
FILED
Secretary of State
State of California

JUL 27 2020

ARTICLES OF INCORPORATION

OF

OURAGIN, INC.

I.

The name of the Corporation is OURAGIN, INC.

II.

The initial street address and mailing address of the Corporation is:

10938 SCHMIDT RD. SUITE E
EL MONTE, CA 91733

III.

The name and address in the State of California of the Corporation's initial agent for service of process is:

MIN K. CHAI
9070 IRVINE CENTER DR., STE. 135
IRVINE, CA 92618

IV.

This Corporation is authorized to issue only one class of shares of stock. The total number of shares which this corporation is authorized to issue is 10,000,000.

V.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

DATED: July 24, 2020



Min K. Chai, Incorporator



I hereby certify that the foregoing transcript of 1 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

Date: JUL 27 2020

ALEX PADILLA, Secretary of State





EXHIBIT E: FORWARD BUSINESS PLAN

ouragins
ANTIMICROBIAL SCRUBS + OWNERSHIP ECONOMY





SCRUBS ARE MEANT TO BE CLEAN

LEGACY SCRUB COMPANIES FAIL TO LIVE UP TO THEIR NAMESAKE

When medical scrubs became commonplace during the mid-20th century, they were made with white fabric to illustrate cleanliness. In fact, scrubs earned its name from the "scrubbing" process surgical staff performed prior to entering surgery.

Scrubs have evolved from a fashion perspective while being slow to improve the core purpose of scrubs... clean, antibacterial protection. The target market for scrubs now demand the following:

1. **Protection:** antimicrobial fabrics that keep medical professionals safe and clean
2. **Style:** designs that match the fit and looks of current fashion trends
3. **Comfort:** soft, durable, stretch fabrics for all day comfort
4. **Responsibility:** a company that gives back to its customers and the environment

No company has been able to meet all 4 demands in the scrub market.

THE SCRUB INDUSTRY'S DIRTY SECRET

THE PROBLEM WITH SILVER

Did You Know...

The antimicrobial properties of silver ions are only active when wet?

Yet silver based, temporary, spray-on treatments such as DuPont Silvadur are widely used in the scrubs industry to manufacture "antimicrobial" garments.


BEST-IN-CLASS TECHNOLOGY FOR SUPERIOR UNIFORMS
CERTAINTY
Antimicrobial Technology
NOW FEATURED IN
Infinity
heartsoul
code happy
FALL 2015
Certainty = silver based


Medfit Unisex Double Stitch Scrub
Antibacterial &
Water Repellent Fabric
Certified By
silvadur
#wearMEDFIT
Medfit


FIGS scrubs are always
anti-wrinkle, ridiculously soft,
moisture-wicking and feature
four-way stretch and Silvadur™
antimicrobial technology.
Figs


OUR SCRUBS ARE TREATED WITH SILVADUR™
ANTIMICROBIAL TECHNOLOGY TO:
Protect the fibers and fabrics so
scrubs last longer
Inhibit the growth of microorganisms in fabric
Provide anti-odor protection
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Jaanu

COPPER IS THE NEW SILVER

WHEN ONE OF EARTHS OLDEST MINERALS MEETS MODERN-DAY HEALTHCARE

The ancient Greeks (400 BC) discovered the natural sanitizing and healing power of copper. Copper is now used in modern medical products due to its potent biocidal properties. In plain English, that just means copper eliminates bacteria, fungi and viral life.

Ouragins is bringing the same natural antimicrobial properties used in medical equipment into these scrubs market.



Borkow, G., & Gabbay, J. (2005). Copper as a Biocidal Tool. In Current Medicinal Chemistry.

THE SCIENCE IS CLEAR

*Copper is the only metal that is toxic to viruses, bacteria and fungi. Several studies have also shown it to be a stronger antimicrobial agent than silver, **which only works efficiently in wet environments** of about 95° F.*

*Additionally, when used in clinical settings, copper has been shown to **reduce hospital-acquired infections** (an economic burden of $6.5 billion domestically).*

- Gabbay, J., Borkow, G., Mishal, J., Magen, E., Zatcoff, R., & Shemer-Avni, Y. (2006). Copper Oxide Impregnated Textiles with Potent Biocidal Activities. Journal of Industrial Textiles (Vol. 35, Issue 4, pp. 323–335).
- Murphy, F., Tchetchik, A., & Furxhi, I. (2020). Reduction of Health Care-Associated Infections (HAIs) with Antimicrobial Inorganic Nanoparticles Incorporated in Medical Textiles: An Economic Assessment. Nanomaterials (Vol. 10, Issue 5, p. 999).
- Anita, S., Ramachandran, T., Rajendran, R., Koushik, C., & Mahalakshmi, M. (2011). A study of the antimicrobial property of encapsulated copper oxide nanoparticles on cotton fabric. Textile Research Journal (Vol. 81, Issue 10, pp. 1081–1088).
- Chattopadhyay, D. P., & Patel, B. H. (2010). Effect of Nanosized Colloidal Copper on Cotton Fabric. Journal of Engineered Fibers and Fabrics (Vol. 5, Issue 3).
- Marcus, E.-L., Yosef, H., Borkow, G., Caine, Y., Sasson, A., & Moses, A. E. (2017). Reduction of health care–associated infection indicators by copper oxide–impregnated textiles: Crossover, double-blind controlled study in chronic ventilator-dependent patients. American Journal of Infection Control (Vol. 45, Issue 4, pp. 401–403).
- S. Harikumar, P. (2016). Antibacterial Activity of Copper Nanoparticles and Copper Nanocomposites against Escherichia Coli Bacteria. International Journal of Sciences (Vol. 2, Issue 02, pp. 83–90).
- Palza, H., Nuñez, M., Bastías, R., & Delgado, K. (2018). In situ antimicrobial behavior of materials with copper-based additives in a hospital environment. International Journal of Antimicrobial Agents (Vol. 51, Issue 6, pp. 912–917).

INDEPENDENT LAB TEST ARE IN

OURAGINS VERSUS THE INDUSTRY LEADER



OURAGINS

THREADFUSION TECHNOLOGY

We sent our fabric along with the industry leading competitors' fabric to an independent 3rd party testing facility for AATCC 100 testing. The results are not even close. THREADFUSION is the only true, safe, effective, antimicrobial solution.

TEST RESULTS:

AATCC TM100-2019

• Test Method for Antimicrobial Finishes on Textile Materials: Assesment of

This test is accredited under the laboratory's ISO/IEC 17025 accreditation issued by the ANSI-ASQ National Accreditation Board. Refer to certificate and scope of accreditation L2238

Testing Results:	Results: cfu/sample		
	Zero Contact Time	2hr Contact Time	Percent Reduction
• Staphylococcus aureus ATCC 6538	2.60E+05	2.00E+02	99.92%
• Klebsiella pneumoniae ATCC 4352	3.70E+05	3.30E+03	99.11%

Calculate % reduction to formula 10.3:   100 (C-A)/C = R (Eq.2)

TEST RESULTS:

AATCC TM100-2019

• Test Method for Antimicrobial Finishes on Textile Materials: Assesment of

This test is accredited under the laboratory's ISO/IEC 17025 accreditation issued by the ANSI-ASQ National Accreditation Board. Refer to certificate and scope of accreditation L2238

Testing Results:	Results: cfu/sample		
	Zero Contact Time	2hr Contact Time	Percent Reduction
• Staphylococcus aureus ATCC 6538	3.10E+05	2.40E+05	22.58%
• Klebsiella pneumoniae ATCC 4352	4.10E+05	2.40E+05	41.46%

Calculate % reduction to formula 10.3:   100 (C-A)/C = R (Eq.2)

 ### COMPETITOR

SILVER TREATED FABRIC

This industry leader owns the largest market share and uses the same silver based treatment as most other scrubs brands. The results fell far short of what would be expected of an antimicrobial scrub.

THE CLEANEST SOLUTION

FASHION, CLEAN, TECH, GREEN

 **THREADFUSION TECH**

Most "antimicrobial" fabrics use a temporary spray-on treatment that washes off and quickly loses its efficacy. Ouragins embeds the antimicrobial elements into the fabric to keep you safer, longer.

 **OWNERSHIP ECONOMY**

The Ouragins Elite program is the first customer-focused ownership economy. We believe offering shares of our company is the best way to give back to those who already give so much.

 **SCIENTIFICALLY PROVEN**

All Ouragins scrubs fabrics undergo rigorous testing with third-party labs to ensure they keep you protected while you move from patient to patient.

 **TECH FABRIC**

Aside from our proprietary antimicrobial technology, Ouragins fabrics are always soft and breathable with 4-way stretch to keep you comfortable for your entire shift.






starting something different

But How Do You Make a Scrubs
Brand Exciting + Cool?

AN OURAGINAL BUSINESS MODEL

WHAT IF THESE 4 WORLDS COLIDE?

Imagine a medical scrubs company that has the style & design element of Figs, the antimicrobial protection of Medelita, a loyalist community like REI while built upon an Ownership Economy like cryptocurrency.

This. Is. Ouragins.



OWNERSHIP ECONOMY *noun*: /ˈōnərˌSHip/ /əˈkänəmē/

"

A system where those who participate also hold an ownership or financial stake in it.

OURAGINS ELITE

TURNING CUSTOMERS INTO PARTNERS WITH THE FIRST-EVER OWNERSHIP ECONOMY PROGRAM

85% of medical professionals purchase their own uniforms. Why not earn stock for the scrubs they wear everyday?

The Ouragins Elite program was created under the belief that companies thrive when customers are stakeholders or partners in a company. We believe offering stock to Elite members is the best way to give back to healthcare professionals who do so much good in the world.

Ouragins Elite is an insider membership where customers have an opportunity to earn shares of Ouragins stock simply by purchasing scrubs. Every Ouragins Elite member will automatically receive:

- A lifetime 10% discount
- Free returns & exchanges
- Early access to sales and new product launches
- Real-time access to their stock holdings

Elite members will earn stocks that vest over 4 years by sharing our brand with friends and purchasing scrubs they wear to work every day.

Lifetime Discounts, Cool Scrubs, & Ouragins Stock.



REVOLUTIONIZING
BRAND LOYALTY
AN EQUITABLE FORMULA

Scrubs
+
Stocks

=

 Customer loyalty

 Customer advocacy

 Brand engagement

 Consumer equity

HEALTHCARE APPAREL IS BIG

U.S. HEALTHCARE EMPLOYMENT PROJECTED TO GROW 16% THRU 2029



U.S.
$12BN

Globally
$94BN



20+ MILLION

HEALTHCARE WORKERS IN THE UNITED STATES

THE OPPORTUNITY

SCRUBS FACTS

 **85%** of all medical professionals now purchase their own uniforms resulting in a recession-proof, predictable demand

 **66%** of professionals surveyed own 6 or more sets of scrubs with 18% owning 9 sets or more at one time.

 **71.4%** of those surveyed said they would pay a premium for antimicrobial protection that does not easily wash off.

 **38.8%** are willing to pay a premium greater than 25% for this protection

 **50%** of medical professionals surveyed rate antimicrobial protection as an 8 or higher on a scale of importance from 1-10.

 **16%** projected growth in employment of healthcare occupations from 2020-2030, adding 2.6 million jobs. (*U.S, Bureau of Labor Statistics*)

COMPETITIVE LANDSCAPE

WHO'S WHO IN THE INDUSTRY.

    

Affordable, low end scrubs that are often the cheap, standard issued uniforms in hospitals.	The popular kid in school. Owns a large share of the scrubs market. Good branding & influencer strategy. Full collection of products.	A small, lesser known scrub brand that uses stretch, moisture wicking fabric. They stand behind their product with a one-year repair or replace warranty.	Positioned as a premium brand in the scrub market. High quality Japanese craftsmanship, antimicrobial fabrics. Established a market for premium scrubs.	Transferring a luxury fashion brand approach to he scrubs industry. Based in SoHo, NY and made in Italy. A true high fashion approach to scrubs.
Budget: $30-$45 per set	**Mid-tier:** $85-$95 per set	**High:** $85-$110 per set	**Premium:** $150-$170 per set	**Luxury:** $350+ per set
Limit: Not known for style, fit or fabric quality. You get what you pay for. C'mon, they're Dickies...	**Limit:** Large target on their back as a publicly traded company, that needs to please corporate shareholders.	**Limit:** Limited style and color options. Customer feedback shows common fit and sizing issues.	**Limit:** Essentially a legacy lab coat company. Style options are limited and scrubs are not their primary focus.	**Limit:** Pricing is a barrier. Still trying to prove a luxury market exists for scrubs.



MARKETING PLAN

GO-TO-MARKET STRATEGY.

Ouragins will launch as a Direct-to-Consumer e-commerce brand. The DTC model will allow us to own the customer data in order to identify market trends and created a real-time feedback loop for new product innovation and improvement.

The Ouragins Elite program creates in loop of referrals and incentivized customer loyalty which inherently reduces our CAC while improving LTV. This program is the basis for our initial launch with plans to extend additional tranches of stock during later periods. This plan will be supplemented with traditional digital marketing and social media content.

ouragins elite launch

Prelaunch contest for early adopters earn Ouragins stock by referring friends & colleagues. Elite members will also recieve lifetime discounts and VIP perks

recurring elite

Based on the outstanding shares available, we will open additional referral windows of for new customers to earn stock as Elite members.

standard vip

Standard membership tiers will be offered for non-Elite customers to receive discounts and promotions in order to increase customer LTV.

digital paid ads

Google marketing tools will allow us to reach new customers and increase brand awareness to our competitors customers. Estimated CAC is $50 in year 1.

social media ads

Facebook, Instagram and Tiktok ads will allow us to increase awareness to a wide range of demographics in our target market.

affiliate marketing

Leverage PR and the vast affiliate networks to increase brand awareness and customer acquisition in a commission based fee structure.

organic growth

Content is critical to branding. Our team of creators will publish social media content to educate the market about the benefits of Ouragins scrubs.

influencer marketing

Select partnerships with key influencers in healthcare space to build awareness, increase education and create content to boost in ads

sponsorship program

Create programs to sponsor medical school programs and students to create brand advocates and assist the burden of school loans.

FINANCIAL PROJECTIONS

CLEAN GROWTH TRAJECTORY.

	Year 1	Year 2	Year 3
Revenue	$2,387,500	$12,850,000	$60,005,000
Cogs	$1,023,825	$5,054,400	$22,066,000
Gross Margin	$1,363,675	$7,795,600	$37,939,000
Gross Margin %	57%	61%	63%
OPEX			
- G&A	$350,000	$1,500,000	$3,500,000
- R&D	$100,000	$250,000	$500,000
- Marketing	$200,000	$750,000	$2,000,000
- Tech & Data	$144,000	$250,000	$ 750,000
Total Opex	$794,000	$2,750,000	$6,750,000
EBITDA	$569,675	$5,045,600	$31,189,000

THE RAISE: $1.2M

USE OF FUNDS.



40

PRODUCT DEVELOPMENT

New products, R&D, Manufacturing, Inventory



22

SALES & MARKETING

Customer Acquisition, Affiliates, Influencers



18

TECHNOLOGY & DATA SCIENCE

Tech stack, UI, Data analytics



20

NEW HIRES

Strategic hires based on needs

FROM THE CREATORS OF OURAGAMI

OUR PROVEN TECHNOLOGIES ARE ALREADY WORN BY TENS OF THOUSANDS.

The proprietary antimicrobial technology embedded in everything that Ouragins touches is already sported by people all over the world who believe that their health and well-being come first.

All we are doing is taking this same tech, safety, protection, and innovation into a space that needs it most : Healthcare.

It just makes sense.



Celebrity Chef Hugh Acheson



Detective Tamin on Law & Order

"Personally, I use the OURA mask"
– Dr. Ravina Kullar, Infectious Disease Specialist

AS SEEN IN...

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INSIDER   **Money**



Quicktake the lead

MEET THE TEAM

OUR CAPTAINS HAVE DONE IT ALL BEFORE



Shaun

Research & Development



Mike

Marketing



Elaine

Production



Selva

Technology



GET IN TOUCH

QUESTIONS? SEND US A MESSAGE!

invest@ouragins.com

(310) 775 - 2507